Exhibit 99.1

Income statement

for the year ended 30 June

		2019	2018	2017
	Note	Rm	Rm	Rm
Turnover	2	203 576	181 461	172 407
Materials, energy and consumables used	3	(90 589)	(76 606)	(71 436)
Selling and distribution costs		(7 836)	(7 060)	(6 405)
Maintenance expenditure		(10 227)	(9 163)	(8 654)
Employee-related expenditure	4	(29 928)	(27 468)	(24 417)
Exploration expenditure and feasibility costs		(663)	(352)	(491)
Depreciation and amortisation		(17 968)	(16 425)	(16 204)
Other expenses and income		(19 097)	(15 316)	(12 550)
Translation gains/(losses)	5	604	(11)	(1 201)
Other operating expenses and income	6	(19 701)	(15 305)	(11 349)
Equity accounted profits, net of tax	20	1 074	1 443	1 071
Operating profit before remeasurement items and Sasol Khanyisa share-based payment		28 342	30 514	33 321
Remeasurement items	9	(18 645)	(9 901)	(1 616)
Sasol Khanyisa share-based payment*	35	—	(2 866)	—
Earnings before interest and tax (EBIT)		9 697	17 747	31 705
Finance income	7	787	1 716	1 568
Finance costs	7	(1 253)	(3 759)	(3 265)
Earnings before tax		9 231	15 704	30 008
Taxation	12	(3 157)	(5 558)	(8 495)
Earnings for the year		6 074	10 146	21 513
Attributable to
Owners of Sasol Limited		4 298	8 729	20 374
Non-controlling interests in subsidiaries		1 776	1 417	1 139
		6 074	10 146	21 513

		Rand	Rand	Rand
Per share information
Basic earnings per share	8	6,97	14,26	33,36
Diluted earnings per share	8	6,93	14,18	33,27

*	2018 relates to the implementation of Sasol Khanyisa in relation to SOLBE1, Inzalo Public, Inzalo Groups and Khanyisa Public participants.

The notes on pages 7 to 98 are an integral part of these Consolidated Financial Statements.

Sasol Annual Financial Statements 2019

Sasol Limited Group

Statement of comprehensive income

for the year ended 30 June

	2019	2018	2017
	Rm	Rm	Rm
Earnings for the year	6 074	10 146	21 513
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	1 353	6 068	(8 931)
Effect of translation of foreign operations	1 533	5 237	(10 074)
Effect of cash flow hedges*	(287)	1 233	1 821
Fair value of investments available-for-sale	—	13	11
Tax on items that can be subsequently reclassified to the income statement**	107	(415)	(689)
Items that cannot be subsequently reclassified to the income statement	(265)	(54)	743
Remeasurement on post-retirement benefit obligation***	(531)	(80)	1 114
Fair value of investments through other comprehensive income	136	—	—
Tax on items that cannot be subsequently reclassified to the income statement	130	26	(371)

Total comprehensive income for the year	7 162	16 160	13 325
Attributable to
Owners of Sasol Limited	5 377	14 727	12 234
Non-controlling interests in subsidiaries	1 785	1 433	1 091
	7 162	16 160	13 325

*

These amounts include the loss of R1 400 million (2018 – R286 million; 2017 – R302 million) on the revaluation of the cash flow hedge pertaining to the interest rate swap and a gain of R1 115 million relating to the reclassification of the swap to profit and loss on termination of the hedge relationship.

**	The amount is mainly on the cash flow hedge.

***

Includes the effect of a loss/(gain) of R58 million (2018 – R1 051 million; 2017 – (R105 million)) relating to the movement in the asset limitation, as well as a loss/(gain) of R83 million (2018 – R1 million; 2017 – R50 million) on reimbursive rights related to post-retirement benefits, recognised in long-term receivables.

The notes on pages 7 to 98 are an integral part of these Consolidated Financial Statements.

Statement of financial position

at 30 June

		2019	2018
	Note	Rm	Rm
Assets
Property, plant and equipment	17	233 549	167 457
Assets under construction	18	127 764	165 361
Goodwill and other intangible assets		3 357	2 687
Equity accounted investments	20	9 866	10 991
Other long-term investments		1 248	951
Post-retirement benefit assets	33	1 274	1 498
Long-term receivables and prepaid expenses	19	6 317	4 646
Long-term financial assets	40	15	291
Deferred tax assets	14	8 563	4 096
Non-current assets		391 953	357 978
Assets in disposal groups held for sale	11	2 554	113
Short-term investments		—	85
Inventories	23	29 646	29 364
Tax receivable	13	730	3 302
Trade and other receivables	24	28 578	29 729
Short-term financial assets	40	630	1 536
Cash and cash equivalents	27	15 877	17 128
Current assets		78 015	81 257
Total assets		469 968	439 235
Equity and liabilities
Shareholders’ equity		219 910	222 985
Non-controlling interests		5 885	5 623
Total equity		225 795	228 608
Long-term debt	16	127 350	89 411
Finance leases	16	7 445	7 280
Long-term provisions	31	17 622	15 160
Post-retirement benefit obligations	33	12 708	11 900
Long-term deferred income		924	879
Long-term financial liabilities	40	1 440	133
Deferred tax liabilities	14	27 586	25 908
Non-current liabilities		195 075	150 671
Liabilities in disposal groups held for sale	11	488	36
Short-term debt	16	3 783	14 709
Short-term provisions	32	3 289	3 508
Tax payable	13	1 039	2 318
Trade and other payables	25	39 466	37 150
Short-term deferred income		210	220
Short-term financial liabilities	40	765	1 926
Bank overdraft	27	58	89
Current liabilities		49 098	59 956
Total equity and liabilities		469 968	439 235

The notes on pages 7 to 98 are an integral part of these Consolidated Financial Statements.

Statement of changes in equity

for the year ended 30 June

	Share capital	Share repurchase programme	Share- based payment reserve	Investment fair value
	Note 15	Note 15	Note 35	reserve
	Rm	Rm	Rm	Rm
Balance at 30 June 2016	29 282	(2 641)	(13 582)	26
Share-based payment expense	—	—	463	—
Long-term incentive scheme converted to equity-settled*	—	—	645	—
Long-term incentives vested and settled	—	—	(51)	—
Total comprehensive income for the year	—	—	—	7
profit	—	—	—	—
other comprehensive income for the year	—	—	—	7
Dividends paid	—	—	—	—
Balance at 30 June 2017	29 282	(2 641)	(12 525)	33
Transactions with non-controlling shareholders	—	—	—	—
Movement in share-based payment reserve	—	—	989	—
Share-based payment expense	—	—	823	—
Deferred tax	—	—	166	—
Unwind of Sasol Inzalo transaction	(12 698)	—	6 999	—
Repurchase of shares	(12 698)	—	12 698	—
Share-based payment reserve to retained earnings	—	—	(5 699)	—
Long-term incentives vested and settled	—	—	(605)	—
Implementation of Sasol Khanyisa transaction	1 832	—	1 121	—
Share-based payment expense	—	—	2 953	—
Shares issued to Sasol Khanyisa Employee Trust	1 832	—	(1 832)	—
Repurchase of shares	(2 641)	2 641	—	—
Total comprehensive income for the year	—	—	—	10
profit	—	—	—	—
other comprehensive income for the year	—	—	—	10
Dividends paid	—	—	—	—
Balance at 30 June 2018	15 775	—	(4 021)	43
Disposal of business	—	—	—	—
Movement in share-based payment reserve	—	—	1 552	—
Share-based payment expense	—	—	707	—
Sasol Khanyisa transaction	—	—	952	—
Deferred tax	—	—	(107)	—
Unwind of Sasol Inzalo transaction	(5 887)	—	3 452	—
Repurchase of shares	(5 887)	—	5 887	—
Final distribution to Sasol Inzalo Public	—	—	—	—
Share-based payment reserve to retained earnings	—	—	(2 435)	—
Long-term incentives vested and settled	—	—	(573)	—
Total comprehensive income for the year	—	—	—	89
profit	—	—	—	—
other comprehensive income for the year	—	—	—	89
Dividends paid	—	—	—	—
Balance at 30 June 2019	9 888	—	410	132

*	Refer to note 35 for further detail on the conversion of the long-term incentive scheme.

The notes on pages 7 to 98 are an integral part of these Consolidated Financial Statements.

Foreign currency translation reserve	Cash flow hedge accounting reserve	Remeasurement on post- retirement benefits	Retained earnings	Shareholders’ equity	Non- controlling interests	Total equity
Rm	Rm	Rm	Rm	Rm	Rm	Rm
33 316	(1 788)	(2 533)	164 917	206 997	5 421	212 418
—	—	—	—	463	—	463
—	—	—	—	645	—	645
—	—	—	51	—	—	—
(10 031)	1 141	743	20 374	12 234	1 091	13 325
—	—	—	20 374	20 374	1 139	21 513
(10 031)	1 141	743	—	(8 140)	(48)	(8 188)
—	—	—	(8 628)	(8 628)	(989)	(9 617)
23 285	(647)	(1 790)	176 714	211 711	5 523	217 234
—	—	—	—	—	(51)	(51)
—	—	—	—	989	—	989
—	—	—	—	823	—	823
—	—	—	—	166	—	166
—	—	—	6 256	557	(557)	—
—	—	—	557	557	(557)	—
—	—	—	5 699	—	—	—
—	—	—	605	—	—	—
—	—	—	—	2 953	—	2 953
—	—	—	—	2 953	—	2 953
—	—	—	—	—	—	—
—	—	—	—	—	—	—
5 215	827	(54)	8 729	14 727	1 433	16 160
—	—	—	8 729	8 729	1 417	10 146
5 215	827	(54)	—	5 998	16	6 014
—	—	—	(7 952)	(7 952)	(725)	(8 677)
28 500	180	(1 844)	184 352	222 985	5 623	228 608
(52)	—	—	—	(52)	—	(52)
—	—	—	—	1 552	—	1 552
—	—	—	—	707	—	707
—	—	—	—	952	—	952
—	—	—	—	(107)	—	(107)
—	—	—	1 063	(1 372)	—	(1 372)
—	—	—	—	—	—	—
—	—	—	(1 372)	(1 372)	—	(1 372)
—	—	—	2 435	—	—	—
—	—	—	573	—	—	—
1 530	(180)	(360)	4 298	5 377	1 785	7 162
—	—	—	4 298	4 298	1 776	6 074
1 530	(180)	(360)	—	1 079	9	1 088
—	—	—	(8 580)	(8 580)	(1 523)	(10 103)
29 978	—	(2 204)	181 706	219 910	5 885	225 795

Statement of cash flows

for the year ended 30 June

		2019	2018	2017
	Note	Rm	Rm	Rm
Cash receipts from customers		203 613	178 672	172 061
Cash paid to suppliers and employees		(152 215)	(135 795)	(127 992)
Cash generated by operating activities	28	51 398	42 877	44 069
Dividends received from equity accounted investments	20	1 506	1 702	1 539
Finance income received	7	682	1 565	1 464
Finance costs paid*	7	(6 222)	(4 797)	(3 612)
Tax paid	13	(3 946)	(7 041)	(6 352)
Cash available from operating activities		43 418	34 306	37 108
Dividends paid	30	(9 952)	(7 952)	(8 628)
Dividends paid to non-controlling shareholders in subsidiaries		(1 523)	(725)	(989)
Cash retained from operating activities		31 943	25 629	27 491
Additions to non-current assets		(56 734)	(55 891)	(56 812)
additions to property, plant and equipment	17	(1 229)	(714)	(390)
additions to assets under construction	18	(54 552)	(52 635)	(59 892)
additions to other intangible assets		(19)	(35)	(61)
(decrease)/increase in capital project related payables		(934)	(2 507)	3 531
Net cash movements in equity accounted investments		66	(164)	(444)
Proceeds on disposals and scrappings	10	567	2 316	788
Net cash disposed of on disposal of businesses	10	—	(36)	—
Purchase of investments		(222)	(124)	(96)
Proceeds from sale of investments		142	114	28
Increase in long-term receivables		(231)	(194)	(141)
Cash used in investing activities		(56 412)	(53 979)	(56 677)
Proceeds from long-term debt	16	93 884	24 961	9 277
Repayment of long-term debt	16	(70 000)	(9 199)	(2 364)
Proceeds from short-term debt		977	1 957	4 033
Repayment of short-term debt		(1 730)	(2 607)	(1 410)
Cash generated by financing activities		23 131	15 112	9 536
Translation effects on cash and cash equivalents		162	954	(3 207)
Decrease in cash and cash equivalents		(1 176)	(12 284)	(22 857)
Cash and cash equivalents at the beginning of year		17 039	29 323	52 180
Reclassification to disposal groups held for sale		(44)	—	—
Cash and cash equivalents at the end of the year	27	15 819	17 039	29 323

*	Included in finance costs paid is amounts capitalised to assets under construction. Refer note 18.

The notes on pages 7 to 98 are an integral part of these Consolidated Financial Statements.

Notes to the financial statements

The Annual Financial Statements outlined below, provide a full overview of our financial results, in the context of our strategy, while enabling more effective analysis of the group’s performance.

Segment information	8

Statement of compliance	14

Earnings generated from operations	16

Operating activities
Turnover	17
Materials, energy and consumables used	18
Employee-related expenditure	18
Translation gains/(losses)	19
Other operating expenses and income	20
Net finance costs	20
Earnings and dividends per share	21

Once-off items
Remeasurement items affecting operating profit	23
Disposals and scrapping	28
Disposal groups held for sale	29

Taxation
Taxation	31
Tax paid	34
Deferred tax	34

Sources of capital	37

Equity
Share capital	38

Funding activities and facilities
Long-term debt and finance leases	39

Capital allocation and utilisation	43

Investing activities
Property, plant and equipment	44
Assets under construction	48
Long-term receivables and prepaid expenses	52
Equity accounted investments	52
Interest in joint operations	56
Interest in significant operating subsidiaries	57

Working capital
Inventories	59
Trade and other receivables	59
Trade and other payables	61
Decrease/(increase) in working capital	61

Cash management
Cash and cash equivalents	62
Cash generated by operating activities	63
Cash flow from operations	63
Dividends paid	63

Provisions and reserves	64

Provisions
Long-term provisions	65
Short-term provisions	67
Post-retirement benefit obligations	67
Cash-settled share-based payment provision	74

Reserves
Share-based payment reserve	76

Other disclosures	81

Contingent liabilities	82
Leases and other commitments	83
Related party transactions	84
Subsequent events	85
Financial risk management and financial Instruments	86

Segment information

	Mining		Exploration and Production International		Energy		Base Chemicals***		Performance Chemicals***
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
Non-current assets	26 485	25 197	13 542	14 217	67 325	64 526	141 160	124 826	126 949	116 945
Current assets	1 809	2 547	2 475	2 339	19 727	20 657	19 478	15 714	25 007	26 335

Non-current liabilities	1 701	1 629	6 782	5 684	11 561	11 616	10 612	38 749	11 763	36 538
Current liabilities	2 601	2 801	1 685	2 371	13 160	11 462	10 234	9 883	12 462	12 584

	Mining			Exploration and Production International			Energy
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement
External turnover	3 222	3 446	2 946	1 815	1 610	1 750	82 977	69 110	64 254
Total turnover	20 876	19 797	18 962	5 184	4 198	4 084	83 803	69 773	64 772
Intersegmental turnover	(17 654)	(16 351)	(16 016)	(3 369)	(2 588)	(2 334)	(826)	(663)	(518)
Earnings before interest and tax	4 701	5 244	3 725	(889)	(3 683)	585	16 566	14 081	11 218
Earnings attributable to owners of Sasol Limited	3 021	3 336	2 266	(1 800)	(4 168)	47	11 970	8 558	6 395
Effect of remeasurement items*	45	34	6	1 976	4 241	(6)	247	971	1 844
Depreciation and amortisation	1 805	1 677	1 905	1 582	1 465	2 053	5 331	4 817	4 496

Statement of cash flows
Cash flow from operations	7 025	6 877	5 401	2 528	2 665	1 726	23 247	17 158	17 996
Additions to non-current assets**	2 912	3 729	2 839	1 086	2 525	2 600	7 484	6 650	6 781

Other disclosures
Capital commitments*	2 372	2 640	3 099	19 795	18 811	19 431	10 390	10 320	10 327

*	Excludes equity accounted investments.

**	Includes capital accruals.

***

The comparative financial results have been restated for the transfer of the Phenolics, Ammonia and Specialty Gases businesses from Performance Chemicals to Base Chemicals. The restatements were performed to align with the current strategy and to best reflect the basis in which the Chief Operating Decision Maker reviews and makes decisions.

Group Functions		Total		Deferred tax assets and liabilities		Net tax receivable/ payable		Post-retirement benefit assets		Total per statement of financial position
2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

6 655	6 673	382 116	352 384	8 563	4 096	—	—	1 274	1 498	391 953	357 978
8 789	10 363	77 285	77 955	—	—	730	3 302	—	—	78 015	81 257

125 070	30 547	167 489	124 763	27 586	25 908	—	—	—	—	195 075	150 671
7 917	18 537	48 059	57 638	—	—	1 039	2 318	—	—	49 098	59 956

Base Chemicals***			Performance Chemicals***			Group Functions			Total
2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

48 113	43 269	41 582	67 389	63 986	61 359	60	40	516	203 576	181 461	172 407
48 813	43 951	42 288	68 296	64 887	62 185	78	52	516	227 050	202 658	192 807
(700)	(682)	(706)	(907)	(901)	(826)	(18)	(12)	—	(23 474)	(21 197)	(20 400)
(1 431)	918	6 888	(7 040)	7 853	8 737	(2 210)	(6 666)	552	9 697	17 747	31 705
1 622	2 075	5 899	(3 516)	7 434	7 124	(6 999)	(8 506)	(1 357)	4 298	8 729	20 374
3 190	4 512	(374)	13 182	103	136	5	40	10	18 645	9 901	1 616
4 788	4 422	4 050	3 739	3 299	2 965	723	745	735	17 968	16 425	16 204

6 343	9 017	11 476	9 743	12 303	12 272	102	(1 382)	(2 635)	48 988	46 638	46 236
23 065	20 299	24 182	20 403	19 384	23 055	850	797	886	55 800	53 384	60 343

16 504	21 125	30 375	10 434	16 432	26 743	600	599	761	60 095	69 927	90 736

Geographic segment information

	Mining			Exploration and Production International			Energy
	2019	2018	2017	2019	2018	2017	2019	2018	2017
External turnover*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
• South Africa	—	—	—	—	—	—	77 345	65 827	60 814
• Rest of Africa	—	—	—	652	341	355	4 665	3 282	3 438
• Europe	2 819	2 691	2 040	924	985	835	967	1	2
• North America	—	—	—	239	284	560	—	—	—
• South America	—	—	—	—	—	—	—	—	—
• Asia, Australasia and Middle East	403	755	906	—	—	—	—	—	—
Total operations	3 222	3 446	2 946	1 815	1 610	1 750	82 977	69 110	64 254

*	The analysis of turnover is based on the location of the customer.

**

The comparative financial results have been restated for the transfer of the Phenolics, Ammonia and Specialty Gases businesses from Performance Chemicals to Base Chemicals. The restatements were performed to align with the current strategy and to best reflect the basis in which the Chief Operating Decision Maker reviews and makes decision.

	Mining			Exploration and Production International			Energy
Earnings before interest	2019	2018	2017	2019	2018	2017	2019	2018	2017
and tax*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
• South Africa	3 273	3 796	2 775	1 458	1 008	1 307	15 243	13 064	12 248
• Rest of Africa	—	—	—	164	(1 282)	707	259	926	(85)
• Europe	1 249	1 131	658	223	194	(503)	14	—	(47)
• North America	—	—	—	(2 739)	(3 595)	(728)	—	(1 010)	(1 756)
• South America	—	—	—	—	—	—	—	—	—
• Asia, Australasia and Middle East	179	317	292	5	(8)	(198)	1 050	1 101	858
Total operations	4 701	5 244	3 725	(889)	(3 683)	585	16 566	14 081	11 218

*	Includes equity accounted profits/(losses) remeasurement items and once-off share-based payment expenses.

**

The comparative financial results have been restated for the transfer of the Phenolics, Ammonia and Specialty Gases businesses from Performance Chemicals to Base Chemicals. The restatements were performed to align with the current strategy and to best reflect the basis in which the Chief Operating Decision Maker reviews and makes decision.

Non-current assets

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
• South Africa	147 688	143 493	139 398
• Rest of Africa	19 323	18 443	17 856
• Europe	15 944	15 389	13 925
• North America	189 560	165 742	125 983
• South America	1	1	1
• Asia, Australasia and Middle East	9 600	9 316	10 118
Total operations	382 116	352 384	307 281
Deferred tax asset	8 563	4 096	3 082
Post-retirement benefit assets	1 274	1 498	622
Total non-current assets	391 953	357 978	310 985

Base Chemicals**			Performance Chemicals**			Group Functions			Total
2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
22 561	21 336	19 891	1 049	1 297	1 292	—	—	—	100 955	88 460	81 997
2 573	2 142	2 751	900	790	786	24	—	34	8 814	6 555	7 364
7 324	7 037	5 922	33 168	33 008	29 261	—	—	—	45 202	43 722	38 060
8 039	5 894	3 228	19 459	16 926	19 375	—	—	—	27 737	23 104	23 163
584	513	396	1 501	1 415	1 669	—	—	—	2 085	1 928	2 065
7 032	6 347	9 394	11 312	10 550	8 976	36	40	482	18 783	17 692	19 758
48 113	43 269	41 582	67 389	63 986	61 359	60	40	516	203 576	181 461	172 407

Base Chemicals**			Performance Chemicals**			Group Functions			Total
2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
(843)	(3 213)	2 899	449	1 547	1 340	(1 004)	(7 617)	(125)	18 576	8 585	20 444
120	416	220	189	22	86	(25)	553	26	707	635	954
526	812	734	2 754	3 530	2 984	251	345	84	5 017	6 012	3 910
(1 724)	430	1 221	(11 844)	1 809	3 049	(1 436)	50	85	(17 743)	(2 316)	1 871
7	141	100	111	138	160	—	—	—	118	279	260
483	2 332	1 714	1 301	807	1 118	4	3	482	3 022	4 552	4 266
(1 431)	918	6 888	(7 040)	7 853	8 737	(2 210)	(6 666)	552	9 697	17 747	31 705

Reporting segments

The group has six main reportable segments that reflects the structure used by the Joint Presidents and Chief Executive Officers to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). The group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol are the Joint Presidents and Chief Executive Officers.

Operating business units

Mining

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Synfuels, for utility purposes to Sasolburg Operations; and to third parties in the export market.

Mining sells coal under both long- and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the control passes to the customer. Prices are fixed or determinable and collectability is probable.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Exploration and Production International

Exploration and Production International (E&PI) develops and manages the group’s upstream interests in oil and gas exploration and production in Mozambique, South Africa, Canada and Gabon.

E&PI sells Mozambican gas under long-term contracts to both Sasol and external customers, condensate on short-term contracts and Canadian gas into the market at spot prices. Oil is sold to customers under annual contracts. Turnover is recognised upon delivery to the customer, which, in accordance with the related contract terms is the point at which control passes to the customer. Prices are determinable from the agreements and on the open market.

Delivery terms	Control passes to the customer
On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.
These are the points when the customer controls the gas or condensate, or directs the use of it. The customer is responsible for transportation and handling costs.

Strategic business units

Performance Chemicals

Performance Chemicals markets commodity and differentiated performance chemicals. The key product lines are organics, waxes and advanced materials. These are produced in various Sasol production facilities around the world.

Base Chemicals

Base Chemicals markets commodity chemicals based on the group’s upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. The key product lines are polymers, solvents and ammonia-based explosives and fertilisers. These are produced in various Sasol production facilities around the world.

The Base and Performance Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery which, in accordance with the related contract terms, is the point at which control transfer to the customer. Prices are determinable and collectability is probable.

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:
Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.
Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products — CPT: At the point in time when the product is delivered to a specified location or main carrier.
Products — CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Carriage, freight and insurance: Over the period of transporting the products to the customer’s nominated place — where the seller is responsible for carriage, freight and insurance costs, which are included in the contract.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.
Delivered at Place	At the point in time when products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Energy

Energy is responsible for the sales and marketing of liquid fuels, pipeline gas and electricity. In South Africa, Energy sells approximately nine billion liters of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, as well as some products purchased from other refiners. Energy markets approximately 55 billion standard cubic feet (bscf) of natural and methane-rich gas a year.

Energy sells liquid fuel products under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies. The prices for retail sales are regulated and fixed by South African law. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, control passes to the customer. Prices are fixed or determinable and collectability is probable. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Gas analysis and tests of the specifications and content are performed prior to delivery.

Turnover is recognised under the following arrangements:

Service/good	Delivery terms	Control passes to the customer:
Sale of fuel	On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.
	Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place — where the seller is responsible for freight costs, which are included in the contract.

Sale of gas	On-delivery	At the point in time when the gas has reached the inlet coupling of the customer’s pipeline.
Sale of electricity	On-delivery	At the point in time when the electricity passes through the supply points to the customer’s transmission line.

The Energy business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar, and an indirect 10% share in Escravos GTL in Nigeria.

Group Functions

Group Functions includes head office and centralised treasury operations.

1                               Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the Board of Directors on 28 October 2019 and will be presented to shareholders at the Annual General Meeting on 27 November 2019.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis.

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

Certain additional disclosure has been provided in respect of the current year, as described on page 163 “Pro-forma financial information”. To the extent practicable, comparative information has also been provided.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2018, except for the adoption of IFRS 9 ‘Financial Instruments’, IFRS 15 ‘Revenue from Contracts with Customers’ and an amendment to IAS 23 ‘Borrowing Costs’ with effect from 1 July 2018. Both IFRS 9 and IFRS 15 were adopted using the modified transition approach, where the comparative financial information is not restated as permitted by the standard. The amendment to IAS 23 is applied prospectively. These accounting policies are consistently applied throughout the group.

Accounting standards, interpretations and amendments to published accounting standards

IFRS 9 ‘Financial Instruments’

IFRS 9 provides a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. The group’s financial assets are classified as measured at amortised cost, fair value through profit or loss, or fair value through other comprehensive income. The group elected to recognise the fair value gains and losses on its current equity investments through other comprehensive income as they are held for long-term strategic purpose. Due to the limited unlisted investments held, this change in measurement basis from amortised cost to fair value had an insignificant effect on Sasol’s accounting, and therefore no transition adjustment is presented.

For financial liabilities the existing classification and measurement requirements of IAS 39 will remain the same.

Impairments of financial assets classified as measured at amortised cost are recognised on an expected loss basis which incorporates forward-looking information when assessing credit risk, with the expected losses recognised in profit or loss. The effect of the change was inconsequential due to the stringent debtor management policies currently applied by Sasol, and therefore no transition adjustment is presented. Refer to note 40 for the expected credit loss calculation.

The adoption of IFRS 9 did not have a significant impact on the group’s accounting policies relating to financial assets and financial liabilities.

The IFRS 9 hedge accounting requirements are not effective for the group until the International Accounting Standards Board’s macro hedging project is finalised.

IFRS 15 ‘Revenue from contracts with customers’

Under IFRS 15, revenue from contracts with customers is recognised when a performance obligation is satisfied by transferring promised goods or services to customers. Goods or services are transferred when the customer obtains control of the goods or services. The transfer of control of Sasol’s energy and chemical products usually coincides with title passing to the customer and the customer taking physical possession, with the group’s performance obligations primarily satisfied at a point in time. Amounts of revenue recognised relating to performance obligations over time are not significant. The accounting for revenue under IFRS 15 therefore represents an inconsequential change from the group’s previous practice for recognising revenue from sales with customers, and therefore no transition adjustment is presented.

An analysis of revenue from contracts with customers by product is presented on note 2. Amounts presented for comparative periods include revenues determined in accordance with the group’s previous accounting policies, but the differences are inconsequential.

1                              Statement of compliance continued

IAS 23 ‘Borrowing Costs’

The amendment to IAS 23 clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings. Previously, if any specific borrowing remained outstanding after the related asset was ready for its intended use or sale, Sasol recognised the finance costs related to this borrowing in profit and loss.

The adoption of the amendment has been applied prospectively from 1 July 2018 and had a material impact on the group’s earnings for the period as Sasol has a large number of projects to which borrowing costs are capitalised. The impact of applying the amendment for the period ended 30 June 2019 is:

	Results excluding amendment	Adjustment on IAS 23 amendment	Results after amendments
	Rm	Rm	Rm
Non-current assets
Property, plant, equipment and assets under construction	358 135	1 998	360 133
Income statement
Finance costs	(3 251)	1 998	(1 253)

Accounting standards, interpretations and amendments not yet effective

IFRS 16 ‘Leases’ (Effective for the group from 1 July 2019)

IFRS 16 introduces a single lease accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The finance charge to unwind the lease liability and depreciation of the leased asset are recognised in the income statement based on the implied interest rate and contract terms respectively.

This standard does not apply to leases to explore for or use minerals, oils, natural gas and similar non-regenerative resources, including the intangible right to explore for those natural resources and rights to use the land in which those natural resources are contained.

Previously, the group planned to adopt the standard from 1 July 2019 on a full retrospective basis and was in the process of completing this adoption method. However, with the new standard indirectly impacting the accounting of a number of other business areas, including the valuation of inventory and the value-in-use of cash generating units, the group decided from a cost/benefit perspective that it would be preferable to apply the modified retrospective approach as applied by almost all of our peers. This approach allow the cumulative effect of initially applying the standard to be recognised at the date of initial application, with no restatement of comparative financial information required.

The identification and classification of leases and the analysis of the effect on the group’s consolidated financial statements have largely been completed. A new software program has been introduced to manage and measure leases going forward and the results from the solution, used to determine the impact disclosed below, is currently being assessed.  Accounting policies and processes have been updated and the impact on key performance indicators and financial metrics have been quantified.

The adoption of the standard will have a material effect on the group’s financial statements, significantly increasing the group’s recognised assets and liabilities. Upon adoption, the most significant impact will be the present value of the operating lease commitments as per note 37, which are not currently recognised on the statement of financial position and provides an indication of the magnitude of assets and liabilities that will be recognised on the statement of financial position on adoption. We expect an increase in the depreciation expense and also in cash flows from operating activities as the lease payments will be reflected as financing outflows in our cash flow statement.

The discount rates applied on operating leases in determining the lease liabilities recognised are based on the incremental borrowing rates as appropriate for each lease considering factors such as the lessee country of operation, lease term, nature of asset and commencement date. Currently across the group, the incremental borrowing rates applicable to the significant portion of the undiscounted lease cash flows range from 8,2% – 11,5% (South Africa), 0,9% –3,6% (Eurasia) and 3,7% –5,6% (United States).

Based on the group’s current assessment, the impact on 2020 is expected to be as follows:

•                  Between R8,4 billion and R9,0 billion of additional lease liabilities would be recognised in the statement of financial position and a corresponding right-of-use asset of between R8,4 billion and R9,0 billion at 1 July 2019.

•                  Net income before interest and tax would increase between zero and R0,4 billion and interest expense increased by between R0,3 billion and R0,6 billion, the net results having an immaterial impact on earnings. Depreciation would increase by between R1,4 billion and R1,7 billion.

•                  The additional lease liabilities are expected to add approximately 5% on gearing.

SASOL LIMITED GROUP

EARNINGS GENERATED FROM OPERATIONS

Page

17 Operating Activities

• Turnover
• Material, energy and consumables used
• Employee-related expenditure
• Translation gains/(losses)
• Other operating expenses and income
• Net finance costs
• Earnings and dividends per share

23 Once-off items

• Remeasurement items affecting operating profit
• Disposals and scrapping
• Disposal groups held for sale

31 Taxation

• Taxation
• Tax paid
• Deferred tax

Operating activities

2                              Turnover

	2019	2018*	2017*
for the year ended 30 June	Rm	Rm	Rm
Revenue by major product line
Base Chemicals	48 113	43 262	41 573
Polymers	25 864	22 332	22 206
Solvents	13 178	12 948	11 619
Fertilisers and explosives	4 718	4 145	4 021
Other base chemicals**	4 353	3 837	3 727
Performance Chemicals	67 228	63 916	61 322
Organics	51 405	49 005	47 122
Waxes	8 474	8 456	8 197
Advanced materials	7 349	6 455	6 003
Upstream, Energy and Other
Coal	3 222	3 446	2 946
Liquid fuels and crude oil***	75 819	62 555	57 640
Gas (methane rich and natural gas) and condensate***	5 986	5 411	5 625
Other (Technology, refinery services)****	2 308	1 933	2 418
Revenue from contracts with customers	202 676	180 523	171 524
Revenue from other contracts (franchise rentals, use of fuel tanks and fuel storage)	900	938	883
	203 576	181 461	172 407

*

Sale of goods (2018 – R178 463 million; 2017 – R169 115 million), services rendered (2018 – R1 612 million; 2017 – R1 549 million) and other trading income (2018 – R1 386 million; 2017 – R1 743 million).

**	Phenolics, Ammonia and Speciality Gases.

***	Relate to the Exploration and Production International and Energy segments.

****	Other includes revenue in relation to different insignificant performance obligations mainly for the Energy and Performance Chemicals segments.

Accounting policies:

IFRS 15 applicable in 2019:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the group mainly satisfies its performance obligations at a point in time.

Revenue recognised reflects the consideration that the group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of oil, natural gas and chemical products, services rendered, license fees and royalties. The group allocates revenue based on stand-alone selling price.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and the group does not adjust for time value of money.

For further information on revenue recognition, refer to Segment information on pages 12 to 13.

2                              Turnover continued

IAS 18 applicable to prior periods:

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees and royalties.

Revenue is recognised when the following criteria are met:

•                  evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•                  transaction costs can be reliably measured;

•                  the selling price is fixed or determinable; and

•                  collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•                  the sale of products is recognised when the group has substantially transferred all the risks and rewards of ownership and no longer retains continuing managerial involvement associated with ownership or effective control;

•                  services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project; and

•                  licence fees and royalties are recognised on an accrual basis.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

3                              Materials, energy and consumables used

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	79 774	66 928	63 291
Cost of energy and other consumables used in production process	10 815	9 678	8 145
	90 589	76 606	71 436

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

4                              Employee-related expenditure

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		30 706	28 448	26 646
salaries, wages and other employee-related expenditure		28 665	26 388	24 814
post-retirement benefits		2 041	2 060	1 832
Share-based payment expenses		1 219	1 565	226
equity-settled	35	1 659	910	463
cash-settled	34	(440)	655	(237)
Total employee-related expenditure		31 925	30 013	26 872
Costs capitalised to projects		(1 997)	(2 545)	(2 455)
Per income statement		29 928	27 468	24 417

4                              Employee-related expenditures continued

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2019	2018	2017
for the year ended 30 June	Number	Number	Number
Permanent employees	31 112	31 020	30 600
Non-permanent employees	317	250	300
	31 429	31 270	30 900

The number of employees by area of employment is analysed as follows:

	2019	2018	2017
for the year ended 30 June	Number	Number	Number
Business segmentation
• Mining	7 402	7 471	7 483
• Exploration and Production International	419	430	416
• Energy	5 118	5 069	5 008
• Base Chemicals	8 090	7 724	7 438
• Performance Chemicals	5 667	5 600	5 435
• Group Functions	4 733	4 976	5 120
Total operations*	31 429	31 270	30 900

*	Increase mainly due to LCCP.

Accounting policies:

Remuneration of employees is charged to the income statement, except where it is capitalised to projects in line with the accounting policy for assets under construction.

Short-term employee benefits

Short-term employee benefits includes salaries, wages and costs of temporary employees, paid vacation leave, sick leave and incentive bonuses.

Long-term employee benefits

Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value.

Post-retirement benefits

Further information on these benefits is provided in Note 33, and include defined benefit contribution plans, as well as defined benefit plans.

5                              Translation gains/(losses)

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Arising from
Trade and other receivables	98	132	(909)
Trade and other payables	(372)	(354)	237
Foreign currency loans	965	(103)	313
Other	(87)	314	(842)
	604	(11)	(1 201)
Business segmentation
• Mining	(19)	(18)	(19)
• Exploration and Production International	(79)	289	337
• Energy	(337)	(45)	(299)
• Base Chemicals	(124)	(5)	(394)
• Performance Chemicals	51	45	(299)
• Group Functions	1 112	(277)	(527)
Total operations	604	(11)	(1 201)

Differences arising on the translation of monetary assets and liabilities into functional currency.

6                        Other operating expenses and income

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Rentals	1 845	1 497	1 367
Insurance	514	432	511
Computer costs	2 155	2 042	1 991
Hired labour	786	838	878
Audit remuneration	97	88	89
Derivative losses/(gains) (including foreign exchange contracts)(1)	2 465	3 927	(635)
Professional fees	2 226	1 971	1 383
Enablement of digital and continuous improvement initiatives	454	409	17
Other	1 772	1 562	1 366
Changes in rehabilitation provisions	1 096	(804)	472
Other expenses(2)	9 880	6 724	6 981
Other operating income	(1 363)	(1 410)	(1 688)
	19 701	15 305	11 349

(1)

Relates mainly to the group’s hedging activities which includes a loss of R1,5 billion on the reclassification of the interest rate swap to profit and loss on termination of the hedge relationship, refer note 40.

(2)	Increase relates mainly to growth cost relating to the LCCP and high-density polyethyline (HDPE) plants that have reached beneficial operation.

7                        Net finance costs

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		42	520	59
Notional interest received		—	5	1
Interest received on		745	1 191	1 508
other long-term investments		27	32	36
loans and receivables		334	359	349
cash and cash equivalents		384	800	1 123
Per income statement		787	1 716	1 568
Less: notional interest		—	(5)	(1)
Less: interest received on tax		(105)	(146)	(103)
Per the statement of cash flows		682	1 565	1 464
Finance costs
Debt		6 088	4 166	3 463
debt		6 044	3 880	3 162
interest rate swap — net settlements		44	286	301
Preference share dividends		116	963	989
Finance leases (refer note 16)		871	483	86
Other(1)		(462)	291	378
		6 613	5 903	4 916
Amortisation of loan costs	16	725	462	279
Notional interest	31	857	962	834
Total finance costs		8 195	7 327	6 029
Amounts capitalised to assets under construction(2)	18	(6 942)	(3 568)	(2 764)
Per income statement		1 253	3 759	3 265
Total finance costs before amortisation of loan costs and notional interest		6 613	5 903	4 916
Add: modification gain		109	—	—
Less: interest accrued on long-term debt	16	(1 025)	(878)	(956)
Less: interest reversed/(accrued) on tax payable(1)		525	(228)	(348)
Per the statement of cash flows		6 222	4 797	3 612

(1)	Interest (reversed)/accrued on tax payable relates mainly to our tax litigation claim. Refer to note 12.
(2)

Finance costs capitalised increased due to higher assets under construction and the adoption of the amendment of IAS23 ‘Borrowing Costs’ on 1 July 2018, which resulted in higher capitalisation of costs.

8                        Earnings and dividends per share

	2019	2018	2017
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings per share	6,97	14,26	33,36
Headline earnings per share	30,72	27,44	35,15
Diluted earnings per share	6,93	14,18	33,27
Diluted headline earnings per share	30,54	27,27	35,05
Dividends per share	5,90	12,90	12,60
interim	5,90	5,00	4,80
final*	—	7,90	7,80

*	Declared subsequent to 30 June and has been presented for information purposes only.

Earnings per share (EPS)

Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the long-term incentives (LTIs), the Sasol Inzalo and Sasol Khanyisa share transactions into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

for the year ended 30 June		2019	2018	2017
Weighted average number of shares	million	616,6	612,2	610,7
Earnings attributable to owners of Sasol Limited	Rm	4 298	8 729	20 374
Basic earnings per share	Rand	6,97	14,26	33,36

Headline earnings per share (HEPS)

	2019	2018	2017
for the year ended 30 June	million	million	million
Weighted average number of shares	616,6	612,2	610,7

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Headline earnings is determined as follows:
Earnings attributable to owners of Sasol Limited		4 298	8 729	20 374
Adjusted for:
Effect of remeasurement items for subsidiaries and joint operations, net of tax	9	14 628	8 058	1 077
gross remeasurement items		18 645	9 901	1 616
tax effect and non-controlling interest effect		(4 017)	(1 843)	(539)
Effect of remeasurement items for equity accounted investments	9	15	11	14
Headline earnings		18 941	16 798	21 465

	2019	2018	2017
for the year ended 30 June	Rand	Rand	Rand
Headline earnings attributable to owners of Sasol Limited
Headline earnings per share	30,72	27,44	35,15

8                           Earnings and dividends per share continued

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated considering the potential dilution that could occur if all of the group’s long-term incentives (LTIs) had vested, if all outstanding share options were exercised and the effect of all dilutive potential ordinary shares resulting from the Sasol Inzalo and Sasol Khanyisa Tier 1 share transactions.

The number of shares outstanding is adjusted to show the potential dilution if the LTI’s and Sasol Khanyisa Tier 1 were settled in Sasol Limited shares.

The Sasol Inzalo share transaction is anti-dilutive for EPS and HEPS in 2019, 2018 and 2017.

The Sasol Khanyisa Tier 2 and Khanyisa Public are anti-dilutive for EPS and HEPS in 2019 and 2018.

	Number of shares
	2019	2018	2017
for the year ended 30 June	million	million	million
Weighted average number of shares	616,6	612,2	610,7
Potential dilutive effect of long-term incentive scheme*	2,9	3,7	1,7
Potential dilutive effect of Sasol Khanyisa Tier 1	0,8	—	—
Diluted weighted average number of shares for DEPS and DHEPS	620,3	615,9	612,4

*	On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings is determined as follows:
Earnings attributable to owners of Sasol Limited	4 298	8 729	20 374
Diluted earnings attributable to owners of Sasol Limited	4 298	8 729	20 374
Diluted headline earnings is determined as follows:
Headline earnings attributable to owners of Sasol Limited	18 941	16 798	21 465
Diluted headline earnings attributable to owners of Sasol Limited	18 941	16 798	21 465

	2019	2018	2017
for the year ended 30 June	Rand	Rand	Rand
Diluted earnings per share	6,93	14,18	33,27
Diluted headline earnings per share	30,54	27,27	35,05

Once-off items

9                       Remeasurement items affecting operating profit

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of		18 451	9 115	2 477
property, plant and equipment	17	14 161	7 623	415
assets under construction	18	4 272	1 492	1 942
goodwill and other intangible assets		11	—	120
other assets		7	—	—
Reversal of impairment of		(949)	(354)	(1 136)
property, plant and equipment	17	(650)	—	(272)
assets under construction	18	(299)	(14)	(849)
goodwill and other intangible assets		—	(56)	—
equity accounted investments		—	(269)	(15)
other assets		—	(15)	—
Fair value write down — assets held for sale		—	—	64
Loss/(profit) on	10	1 109	828	211
disposal of property, plant and equipment		(32)	(3)	(25)
disposal of goodwill and other intangible assets		—	11	4
disposal of other assets		—	(1)	—
disposal of businesses		(267)	(833)	(51)
scrapping of property, plant and equipment		556	454	183
disposal and scrapping of assets under construction		852	1 200	100
Write-off of unsuccessful exploration wells	18	34	312	—
Remeasurement items per income statement		18 645	9 901	1 616
Tax effect		(4 012)	(1 834)	(532)
Non-controlling interest effect		(5)	(9)	(7)
Total remeasurement items for subsidiaries and joint operations, net of tax		14 628	8 058	1 077
Effect of remeasurement items for equity accounted investments		15	11	14
Total remeasurement items for the group, net of tax		14 643	8 069	1 091

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Impairment calculations

The recoverable amount of the assets assessed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for a period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

9                              Remeasurement items affecting operating profit continued

Main assumptions used for impairment calculations

		2019	2018	2017
Long-term average crude oil price (Brent) (nominal)*	US$/bbl	71,17	73,91	74,29
Long-term average gas price (Henry Hub), excluding margins (real)*	US$/mmbtu	3,44	3,49	3,69
Long-term average ethane price (nominal)*	US$c/gal	39,04	37,42	44,27
Long-term average ammonia price*	Rand/ton	4 258,54	5 807,46	6 392,85
Long-term average exchange rate*	Rand/US$	14,29	13,57	14,71

*

Assumptions are provided on a long-term average basis. Oil price, ammonia price and exchange rate assumptions are calculated based on a five year period, while the ethane price is based on a ten year period. The Henry Hub gas price is calculated until 2041, linked to the plant’s useful life.

		South Africa	United States of America	Europe	Canada
		%	%	%	%
Growth rate — long-term Producer Price Index	2019	5,50	2,00	2,00	2,00
Weighted average cost of capital*	2019	13,12	7,18	7,18 – 9,48	7,18
Discount rate — risk adjusted	2019	13,12	7,18	7,18 – 9,48	10,00
Growth rate — long-term Producer Price Index	2018	5,50	2,00	2,00	2,00
Weighted average cost of capital*	2018	12,71	7,56	7,68 – 9,35	7,68
Discount rate — risk adjusted	2018	12,71	7,56	7,68 – 9,35	10,00
Growth rate — long-term Producer Price Index	2017	5,50	2,00	2,00	2,00
Weighted average cost of capital*	2017	12,50	6,60	6,60 – 8,22	6,60
Discount rate — risk adjusted	2017	12,50	6,60	6,60 – 8,22	9,50 – 9,80

*	Calculated using spot market factors on 30 June.

Areas of judgement:

Management determines the expected performance of the assets based on past performance and its expectations of market developments. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Determining as to whether, and by how much, cost incurred on a project is abnormal and needs to be scrapped involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and guidance from experts in terms of what constitute abnormal wastage on the project.

9                              Remeasurement items affecting operating profit continued

Significant impairment (reversals of impairment) of assets in 2019

		Property, plant and equipment	Assets under con- struction	Goodwill and other intangible assets	Other	Total
	Business	2019	2019	2019	2019	2019
Cash-generating unit (CGU)	segmentation	Rm	Rm	Rm	Rm	Rm
Tetramerization value chain (LCCP)	Performance Chemicals	3 929	3 474	—	—	7 403
Ethylene Oxide/Ethylene Glycol value chain (LCCP)	Performance Chemicals	4 662	798	—	—	5 460
Ammonia value chain	Base Chemicals	3 347	—	—	—	3 347
Sasol Canada — Shale gas assets	Exploration and Production International	1 947	—	—	—	1 947
Chlor Vinyls value chain	Base Chemicals	(650)	(299)	—	—	(949)
High Purity Alumina assets	Performance Chemicals	205	—	—	—	205
Sasol Wilmar Alcohol Industries	Performance Chemicals	65	—	11	7	83
Other	Various	6	—	—	—	6
		13 511	3 973	11	7	17 502

Performance Chemicals — Tetramerization and Ethylene Oxide/Ethylene Glycol (EO/EG) value chains

In 2019, the Tetramerization and EO/EG value chains were impaired by R7,4 billion (US$526 million) and R5,5 billion (US$388 million), respectively. The impairments were driven by an increase in capital cost for the Lake Charles Chemicals Project (LCCP) and lower US ethylene and global mono-ethylene glycol price assumptions as at 30 June 2019. The upstream ethane cracker is a corporate asset and the increase in its capital cost has an impact on the downstream derivative units. All cash generating units linked to the LCCP were assessed for impairment.

Base Chemicals — Ammonia value chain

In 2019, an impairment of R3,3 billion was recognised on our Ammonia value chain mainly as a result of lower international ammonia sales price assumptions in the short- to medium-term and increased gas feedstock prices in the longer term.

Sasol Canada — Shale gas assets

Our shale gas assets in Canada were impaired by a further R1,9 billion (CAD181 million) as at 30 June 2019 to a carrying value of R22 million (CAD2 million), impacted by the depressed Canadian gas price environment. This is aligned with the anticipated fair value. We remain committed to divest from these assets as part of our strategic portfolio optimisation.

These assets were previously impaired (2018 – R2,8 billion (CAD281 million); 2016 – R9,9 billion (CAD880 million); 2015 – R1,3 billion (CAD133 million); 2014 – R5,3 billion (CAD540 million)), mainly due to the declining gas prices.

Base Chemicals — Chlor Vinyls value chain

In 2018, the full carrying value of our Chlor Vinyls value chain in South Africa was impaired by R5,2 billion due to the continued and sustained strengthening of the exchange rate outlook and the resulting impact on Base Chemicals margins.

A structural change in the integrated ethylene value chain  led to the extension of the useful life of the Chlor Vinyls CGU in Sasolburg from 2034 to 2050.

Based on the sustained improvement in the impairment calculation due to the useful life extension, R949 million of the previous impairment recognised was reversed on 31 December 2018.

Significant scrapping of assets

Lake Charles Chemicals Project

In 2019, we scrapped R682 million (US$48 million) of cost incurred on the LCCP, mainly relating to rework that was required on the Low Density Polyethylene compression motor that was damaged and a number of heat exchangers that had to be either repaired or replaced due to quality issues. Management considered the scale and complexity of the project, the technology being applied and input from experts to determine the cost incurred on the project which were scrapped.

9                              Remeasurement items affecting operating profit continued

Significant impairments of assets in prior periods

Sasol Petroleum Mozambique — PSA

In 2018, an impairment of R1,1 billion (US$94 million) was recognised in respect of the PSA asset. The project was still in an early stage of development with the impairment largely driven by lower than expected oil volumes and weaker long-term macroeconomic assumptions. A discount rate of 13,23% (2017: 12,16%) was used which takes into account the project’s exposure to both South Africa and Mozambique operating and fiscal environment.

Base Chemicals — Lake Charles Chemicals Project

In 2016, following the announcement of the US$2 billion cost overrun on the LCCP, we recognised an impairment of R956 million (US$65 million) on the Low-Density Polyethylene (LDPE) unit. In 2017, following a detailed review of the plant economics and on evaluating the results of benchmarking of similar Sasol assets, the useful life of the asset was extended from 25 years to 50 years. Based on this, the previous impairment of R849 million (US$65 million) was reversed.

US Phenolics

In 2017 the US Phenolics assets were impaired by R527 million (US$38,4 million), in addition to R165 million (US$11,2 million) impaired in 2016. These impairments were largely driven by lower forecasted profit margins and lower volumes.

Significant scrapping of assets in prior periods

US Gas-To-Liquids (GTL)

At 31 December 2017 we scrapped the remaining capitalised FEED costs relating to our US GTL assets of R1,1 billion (US$83 million), following our formal strategic decision not to pursue new GTL ventures in future. This is in addition to an impairment recognised in 2017 of R1,7 billion (US$130 million) based on the delay of the US GTL project and the uncertainty around the probability and timing of project execution.

Sensitivity to changes in assumptions:

Management has considered the sensitivity of the impairment calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

Performance Chemicals — Tetramerization and EO/EG value chains

The Tetramerization and EO/EG value chains are highly sensitive to changes in assumptions. A 5% change in the ethane price assumption could change the recoverable amount of these value chains by approximately R85 million (US$6 million) and R774 million (US$55 million), respectively. An increase in overall project cost of US$200 million would decrease the value of the Tetramerization CGU by R70 million (US$5 million) and the EO/EG CGU by R422 million (US$30 million). As the LCCP is nearing completion and with the upstream ethylene cracker having reached beneficial operation in August 2019, these value chains are not expected to incur significant additional capital costs. The pricing factors are outside of the control of management. We continue to monitor these assets, as well as the other derivative units within the LCCP complex for further impairments.

Base Chemicals — Ammonia value chain

The performance of this CGU is highly sensitive to changes in international Ammonia prices driven by changes in the global market conditions. A 5% increase in the ammonia price assumption could increase the recoverable amount of the CGU by approximately R1 138 million. A $1/GJ increase in gas feedstock prices in the long-term will decrease the recoverable amount by approximately R230 million. The pricing factors are outside of the control of management.

Base Chemicals — Chlor Vinyls value chain

The performance of this CGU is highly sensitive to the Rand/US$ exchange rate. A R0,50/US$ weakening in the exchange rate assumption could increase the recoverable amount of the CGU by approximately R872 million. The macro-economic factors are outside of the control of management. The Base Chemicals CGUs are also highly sensitive to variability in product prices driven by changes in the global market conditions. We continue to monitor these assets for signs of recovery indicating a reversal of impairment.

Sasol Petroleum Mozambique — Production Sharing Agreement (PSA)

The PSA is sensitive to changes in assumptions regarding capital, costs, gas prices and discount rates. A capital costs increase of 20% would decrease the recoverable amount by R1 183 million (US$84 million). A 10% increase in gas prices would increase the recoverable amount by approximately R141 – R521 million (US$10 – US$37 million). A 0,5% increase in the discount rate would decrease the recoverable amount by approximately R380 – R408 million (US$27 – US$29 million).

9                              Remeasurement items affecting operating profit continued

Accounting policies:

Remeasurement items are items of income and expense recognised in the income statement that are less closely aligned to the operating or trading activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets. The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

10                 Disposals and scrapping

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	17	708	591	836
cost		7 245	6 297	7 037
accumulated depreciation and impairment		(6 537)	(5 706)	(6 201)
Assets under construction	18	852	1 200	105
Goodwill and other intangible assets		112	147	103
cost		336	319	173
accumulated amortisation and impairment		(224)	(172)	(70)
Equity accounted investments		—	1 525	—
Long-term receivables and prepaid expenses		—	—	7
Assets in disposal groups held for sale		94	215	—
Trade and other receivables		—	339	7
Cash and cash equivalents		—	36	—
Liabilities in disposal groups held for sale		(38)	—	—
Short-term provisions		—	(24)	—
Tax payable		—	(35)	—
Trade and other payables		—	(208)	(30)
		1 728	3 786	1 028
Non-controlling interest		—	(51)	—
		1 728	3 735	1 028
Total consideration		567	2 425	788
consideration received		567	2 316	788
long-term supply agreement		—	109	—

		(1 161)	(1 310)	(240)
Realisation of accumulated translation effects		52	482	29
Net loss on disposal		(1 109)	(828)	(211)
Consideration received comprising
Performance Chemicals — Heat Transfer Fuels (HTF) business		271	—	—
Base Chemicals — Investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd		—	1 918	—
Energy — Property and mineral rights in the US (Lake de Smet)		—	215	—
Energy — Sale of Canada land		—	—	389
Other		296	183	399
Consideration received		567	2 316	788

Significant disposals and scrappings in 2019

Performance Chemicals — Heat Transfer Fuels (HTF) business

In 2019, we disposed of our HTF business with the producing assets located within the Marl facility in Germany.

Lake Charles Chemicals Project

In 2019, we scrapped R682 million (US$48 million) of cost incurred on the LCCP, mainly relating to rework required. Refer note 9.

Significant disposals in prior periods

Base Chemicals — Investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd

Our divestment from Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd was concluded on 14 March 2018, resulting in a profit on disposal of R864 million, including the reclassification of the Foreign Currency Translation Reserve of R494 million.

Energy — US Gas-To-Liquids (GTL) Scrapping

We have scrapped the US GTL Project amounting to R1,1 billion (US$83 million) during the 2018 financial year.

Energy — Sale of Canada land

In 2017, we disposed of a portion of our land in Canada with a carrying value of R354 million (CAD35 million) for proceeds of R389 million (CAD38 million).

11                 Disposal groups held for sale

	2019	2018
for the year ended 30 June	Rm	Rm
Assets in disposal groups held for sale
Base Chemicals — Explosives business	1 404	—
Base Chemicals — Investment in Sasol Huntsman GmbH & co KG	846	—
Performance Chemicals — Sasol Wilmar Alcohol Industries	290	—
Performance Chemicals — Heat Transfer Fuels (HTF) business	—	110
Other	14	3
	2 554	113
Liabilities in disposal groups held for sale
Base Chemicals — Explosives business	(398)	—
Performance Chemicals — Sasol Wilmar Alcohol Industries	(90)	—
Performance Chemicals — Heat Transfer Fuels (HTF) business	—	(36)
	(488)	(36)

Business segmentation
• Mining	—	3
• Energy	14	—
• Base Chemicals	1 852	—
• Performance Chemicals	200	74
Total operations	2 066	77

Significant disposal group held for sale in 2019

Base Chemicals — Explosives business

In line with the asset review process, Sasol’s Explosives business was identified for partial divestment and collaboration with a world-class Explosives partner. The downstream portion of the explosives business was classified as a disposal group held for sale at 30 June 2019, following approval to commence negotiations with a preferred partner, with the aim of creating a joint venture, managed and operated by the partner. The partial divestment and partnering is expected to be completed within the next 12 months.

Base Chemicals — Investment in Sasol Huntsman GmbH & co KG

On 26 July 2019 Sasol and Huntsman Corporation signed a definitive agreement for Sasol to dispose of our 50% equity interest in the Sasol-Huntsman maleic anhydride joint venture. The transaction closed on 30 September 2019 with a preliminary equity purchase price of EUR90,3 million received by Sasol. The final purchase price will be confirmed on verification of the closing accounts by the independent auditors. The group has classified its investment in Sasol Huntsman GmbH & co KG as held for sale at 30 June 2019.

Performance Chemicals — Sasol Wilmar Alcohol Industries

During May 2019 and based on the results of the recently concluded asset review, the Sasol Investment Committee approved the commencement of negotiations to sell Sasol’s share in Sasol Wilmar Alcohol Industries. A share purchase agreement was signed on 18 October 2019. The agreement is subject to chinese authority approval. Accordingly, the group has classified its investment in Sasol Wilmar Alcohol Industries as held for sale and recorded an impairment on its portion of the assets, down to its fair value less costs to sell. Refer to note 9.

11                 Disposal groups held for sale continued

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

Taxation

12                Taxation

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		3 206	4 035	4 393
current year		3 804	4 689	3 887
prior years		(598)	(654)	506
Dividend withholding tax		—	68	59
Foreign tax		2 640	2 530	2 682
current year		2 544	3 035	2 680
prior years		96	(505)	2

Income tax		5 846	6 633	7 134
Deferred tax — South Africa	14	2 086	(414)	2 677
current year		2 069	(545)	2 634
prior years		17	131	43

Deferred tax — foreign	14	(4 775)	(661)	(1 316)
current year*		(4 831)	(874)	(718)
prior years		55	485	(127)
recognition of previously unrecognised deferred tax assets**		—	(49)	(470)
tax rate change		1	(223)	(1)
		3 157	5 558	8 495

*	Increase in the current year relates mainly to tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against.
**

Included in the previous years is the recognition of a deferred tax asset relating to the accumulated tax losses in Italy which were previously limited in line with the forecasted utilisation thereof. In 2017, profits and a successful business turnaround strategy have resulted in the recognition of a previously unrecognised deferred tax asset of EUR25,4 million (R377,2 million). Additionally in 2017 R93 million of previously unrecognised tax assets were recognised after the approval of the Production Sharing Agreement (PSA) licence area’s Field Development Plan (FDP) in Mozambique.

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Regional analysis
• South Africa	5 285	3 994	7 013
• Rest of Africa	1 465	854	951
• Europe	1 276	1 649	906
• United States of America	(4 913)	(1 032)	(424)
• Other	44	93	49
Total operations	3 157	5 558	8 495

12                       Taxation continued

Contingent liability

Sasol Oil

As previously reported, the South African Revenue Service (SARS) issued revised assessments for Sasol Oil (Pty) Ltd (Sasol Oil) relating to a dispute around our international crude oil procurement activities for the 2005 to 2012 tax years. Sasol Oil raised a provision in its financial statements of R1,3 billion, including penalties and interest, which covers the 2005 to 2014 tax years in relation to these procurement activities. On 9 November 2018, the Supreme Court of Appeal (SCA) upheld an appeal filed by Sasol Oil (in respect of the 2005 to 2007 tax years) and set aside an earlier ruling by the Tax Court.  On the basis of this judgement, Sasol Oil has reversed the provision of R1,3 billion.

On 29 November 2018, SARS applied to the Constitutional Court (Con Court) for leave to appeal against the SCA decision. On 4 February 2019, the Con Court dismissed SARS’ application with costs, ruling that the matter falls outside the jurisdiction of the Con Court and, in any event, bears no reasonable prospect of success.

In addition to the above litigation, the potential contingent liability relating to the ongoing dispute with SARS in relation to its revised assessments for the 2013 and 2014 tax years, based on different primary grounds of assessment regarding Sasol Oil’s crude oil procurement activity, amounts to R13,4 billion (including interest and penalties as at 30 June 2019). Sasol Oil disagrees with SARS’ assessment for the 2013 and 2014 periods and hence this tax dispute was the subject of an ongoing appeal with the Tax Court lodged by Sasol Oil.

The impact of the SCA and Con Court judgements on the open years of assessment relating to 1999 to 2004 and 2008 to 2016 (open years), were fully considered by both parties.  Consequently SARS and Sasol Oil has come to a mutual agreement resulting in the dispute between the parties being resolved for all the open years of assessment. As a result Sasol is no longer exposed to the contingent liability of R13,4 billion.

Sasol Financing International

Further, as reported previously, SARS conducted an audit over a number of years on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol.  The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure of R2,4 billion (including interest and penalties as at 30 June 2019), which is disclosed as a contingent liability, was reduced from the R3,2 billion previously reported, due to the reduction of the penalties applied by SARS.

SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments for all the years of assessment. Accordingly, SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS has however come to a mutual agreement that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

In addition, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. SARS’ answering affidavit in this litigation was submitted on 8 February 2019 and SFI responded accordingly.  The legal process is ongoing in this regard.

Sasol is committed to compliance with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

12                       Taxation continued

	2019	2018	2017
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate (28%) compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to:
disallowed preference share dividends	0,3	0,9	0,9
disallowed expenditure(1)	9,4	4,2	2,3
disallowed share-based payment expenses(2)	2,9	5,3	0,1
different tax rates(3)	13,2	2,6	0,3
effect of tax litigation matters(4)	—	—	3,2
tax losses not recognised(5)	8,6	9,3	1,0
prior year adjustments	2,0	0,4	—
other adjustments	2,0	1,5	0,4
	66,4	52,2	36,2
Decrease in rate of tax due to:
exempt income(6)	(1,7)	(4,2)	(0,4)
share of profits of equity accounted investments	(3,3)	(2,6)	(1,0)
effect of tax litigation matters(4)	(8,2)	—	—
recognition of previously unrecognised deferred tax assets	—	—	(1,6)
utilisation of tax losses	(0,3)	(0,4)	—
investment incentive allowances(7)	(17,2)	(6,9)	(2,4)
effect of tax rate change in the US	—	(1,4)	—
translation differences	(0,9)	(0,9)	(0,9)
prior year adjustments	—	—	(1,4)
other adjustments	(0,6)	(0,4)	(0,2)
Effective tax rate	34,2	35,4	28,3
Adjusted effective tax rate(8)	29,6	27,3	26,5

(1)	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to exploration activities and non-productive interest in our treasury function.
(2)	This relates to the share based payment expense on the Sasol Khanyisa transaction.
(3)	Relates mainly to the impact of lower tax rate in the US on the increases in tax losses incurred during the year.
(4)	2019 includes reversal of tax and interest pertaining to Sasol Oil and 2017, includes tax, interest and penalties.
(5)

Tax losses not recognised resulted mainly from the R1,9 billion (2018 – R2,8 billion) impairment of the Canadian shale gas asset and the Mozambique PSA impairment of R1,1 billion in 2018 for which no deferred tax asset was raised. Refer note 9.

(6)	2018, includes profit on disposal of our investments in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd.
(7)	Energy efficiency allowances relating to our South African operations increased by R4,2 billion compared to the prior year.
(8)	Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.

13                 Tax paid

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts receivable at beginning of year		(984)	(635)	(1 609)
Disposal of businesses		(1)	(35)	—
Net interest and penalties on tax*		(630)	92	245
Income tax per income statement	12	5 846	6 633	7 134
Reclassification to held for sale		6	—	—
Foreign exchange differences recognised in income statement		4	(52)	(8)
Translation of foreign operations		14	54	(45)
		4 255	6 057	5 717
Net tax payable per statement of financial position		(309)	984	635
tax payable		(1 039)	(2 318)	(1 903)
tax receivable		730	3 302	2 538
Per the statement of cash flows		3 946	7 041	6 352
Comprising
Normal tax
South Africa		933	4 681	3 984
Foreign		3 013	2 292	2 309
Dividend withholding tax		—	68	59
		3 946	7 041	6 352

*	2019, relates to the reversal of interest pertaining to the Sasol Oil matter.

14                Deferred tax

		2019	2018
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		21 812	22 778
Current year charge		(2 819)	(851)
per the income statement	12	(2 689)	(1 075)
per the statement of comprehensive income		(130)	224
Reclassification to held for sale		(6)	—
Foreign exchange differences recognised in income statement		22	34
Translation of foreign operations		14	(149)
Balance at end of year		19 023	21 812

Comprising
Deferred tax assets		(8 563)	(4 096)
Deferred tax liabilities		27 586	25 908
		19 023	21 812

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. The increase in deferred tax assets relates to our US operations.

14                 Deferred tax continued

	2019	2018
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
• South Africa	25 065	22 501
• United States of America	(4 998)	301
• Germany	(550)	(431)
• Mozambique	559	766
• Other	(1 053)	(1 325)
	19 023	21 812
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	2 003	1 194
Short- and long-term provisions	(2 851)	(1 296)
Calculated tax losses	(7 329)	(3 267)
Other	(386)	(727)
	(8 563)	(4 096)
Net deferred tax liabilities:
Property, plant and equipment	33 342	32 233
Current assets	(1 147)	(777)
Short- and long-term provisions	(4 061)	(4 991)
Calculated tax losses	(150)	(284)
Financial derivatives	59	57
Other	(457)	(330)
	27 586	25 908

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2019	2018
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	48 444	23 893
Utilised against the deferred tax balance	(29 745)	(6 272)
Not recognised as a deferred tax asset(1)	18 699	17 621
Deferred tax assets not recognised on tax losses mainly relate to Sasol’s exploration and development entities, where future taxable income is uncertain.
Calculated tax losses carried forward that have not been recognised:
Expiry between three and five years	712	376
Expiry thereafter	2 212	2 052
Indefinite life	15 775	15 193
	18 699	17 621

(1)	Included are calculated tax losses of R15,5 billion relating to Sasol Canada.

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business.  A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate.  Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These losses do not expire. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

14                 Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2019	2018
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	28 150	45 280
Europe	10 808	12 555
Rest of Africa	2 675	2 346
United States of America*	10 486	23 591
Other	4 181	6 788

Tax effect if remitted	1 012	1 718
Europe	241	267
Rest of Africa	213	188
United States of America	524	1 179
Other	34	84

*	Decrease in the current year relates mainly to tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against.

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2019	2018
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	180 692	185 064
Maximum withholding tax payable by shareholders if distributed to individuals	36 138	37 013

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

•                  the initial recognition of goodwill;

•                  the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•                  investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

SOURCES OF CAPITAL

GENERATED FROM OPERATIONS

Page

38          Equity

• Share capital

39          Funding activities and facilities

• Long-term debt and finance leases

Equity

15                       Share capital

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)*	9 888	15 775	29 282

Number of shares
for the year ended 30 June	2019	2018	2017
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	158 331 335	158 331 335	18 923 764
	1 314 407 571	1 314 407 571	1 175 000 000
Issued
Shares issued at beginning of year	645 560 928	679 822 439	679 775 162
Issued in terms of the employee share schemes	1 566 581	1 776 361	47 277
Repurchase and cancellation of shares*	(16 085 199)	(43 503 454)	—
Issued in terms of Sasol Khanyisa	(13 992)	7 465 582	—
Shares issued at end of year	631 028 318	645 560 928	679 822 439
Comprising
Sasol ordinary shares of no par value	624 696 971	623 081 550	651 436 793
Sasol preferred ordinary shares of no par value	—	16 085 199	25 547 081
Sasol BEE ordinary shares of no par value	6 331 347	6 394 179	2 838 565
	631 028 318	645 560 928	679 822 439
Unissued shares
Sasol ordinary shares of no par value	502 993 619	504 609 040	476 253 797
Sasol preferred ordinary shares of no par value	28 385 646	12 300 447	2 838 565
Sasol BEE ordinary shares of no par value	151 999 988	151 937 156	16 085 199
	683 379 253	668 846 643	495 177 561

*                 On 7 September 2018, 16 085 199 preferred ordinary shares were repurchased from Inzalo Public Funding (RF) Proprietary Limited at a purchase price of R542,11 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital.

On 26 June 2018, 9 461 882 Sasol Limited preferred ordinary shares were repurchased from Inzalo Groups Funding at a purchase price of R475,03 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital.

On 4 June 2018, 25 231 686 Sasol Limited ordinary shares were repurchased from the Inzalo Employee schemes at a nominal value of R0,01 per share (as per Sasol’s rights of repurchase under the Inzalo Employee schemes trust deeds). The Inzalo Employee scheme participants did not receive a distribution of Sasol Limited ordinary shares.

On 26 February 2018, 8 809 886 Sasol Limited ordinary shares were repurchased from its wholly owned subsidiary, Sasol Investment Company (Pty) Ltd as per shareholders approval obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored. At 30 June 2016, these shares represented 1,43% of the issued share capital of the company, excluding the Sasol Inzalo share transaction.

At 30 June 2019, 13 969 621 shares were held by the Sasol Foundation Trust and the Sasol Khanyisa Employee Share Ownership Plan.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

Funding activities and facilities

16                       Long-term debt and finance leases

		2019	2018
for the year ended 30 June	Note	Rm	Rm
Total long-term debt		137 339	109 454
Short-term portion		(2 544)	(12 763)
		134 795	96 691
Comprising:
Long-term debt		127 350	89 411
Finance leases		7 445	7 280
		134 795	96 691
Analysis of long-term debt and finance leases
At amortised cost
Secured debt(1)		6 602	62 601
Preference shares		—	7 493
Finance leases		7 770	7 624
Unsecured debt*		123 555	32 513
Unamortised loan costs		(588)	(777)
		137 339	109 454
Reconciliation
Balance at beginning of year		109 454	81 405
Loans raised		94 002	31 061
proceeds from new loans*		93 884	24 961
finance leases acquired		118	6 100
Loans repaid**		(70 000)	(9 199)
Modification gain		(112)	—
Interest accrued	7	1 025	878
Amortisation of loan costs	7	725	462
Translation effect of foreign currency loans		212	22
Translation of foreign operations		2 033	4 825
Balance at end of year		137 339	109 454
Interest-bearing status
Interest-bearing debt		136 394	108 017
Non-interest-bearing debt		945	1 437
		137 339	109 454
Maturity profile
Within one year		2 544	12 763
One to five years		113 447	72 899
More than five years		21 348	23 792
		137 339	109 454
Business segmentation
• Mining		—	679
• Exploration and Production International		—	784
• Energy		8 893	9 503
• Base Chemicals		5 503	33 716
• Performance Chemicals		1 466	27 914
• Group Functions		121 477	36 858
Total operations		137 339	109 454

(1)         The LCCP term loan was repaid with the proceeds from the US dollar bonds issued in September 2018 and the subsequent draw down of the term loan and revolving credit facility.

*                 Loans raised to fund US growth projects.

**          2019 relate mainly to the settlement of the LCCP term loan, discharging the completion guarantee issued in respect of the LCCP and the settlement of the Inzalo Public debt. 2018 mainly relates to the repayment of the Inzalo Groups debt.

16                        Long-term debt and finance leases continued

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 2,4% and 15,3% were used to discount estimated cash flows based on the underlying currency of the debt.

	2019	2018
	Rm	Rm
Total long-term debt (before unamortised loan costs)***	141 198	109 984

***  The difference in the fair value of long-term debt when compared to the carrying value is mainly due to the prevailing market price of the debt instruments.

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2019 — R440 billion; 2018 — R446 billion).

				Interest rate at	2019	2018
Terms of repayment	Security	Business	Currency	30 June 2019	Rm	Rm
Secured debt
Repayable in bi-annual instalments ending December 2021(1)	Secured by assets under construction with a carrying value of 2018 — R140 912 million and other assets with a carrying value of 2018 — R24 368 million	Base and Performance Chemicals (US Operations)	US dollar		—	54 953
Repayable in quarterly instalments ending August 2024	Secured by property, plant and equipment with a carrying value of R4 183 million (2018 — R4 551 million).	Base Chemicals	US dollar	Libor + 2,5%	2 735	2 765
Repayable in bi-annual instalments ending June 2022	Secured by property, plant and equipment with a carrying value of R4 941 million (2018 — R5 415 million)	Energy (Rompco)	Rand	Jibar + 1,75%	2 590	3 473
Repayable in bi-annual instalments ending February 2030	Secured by shares, property, plant and equipment with a carrying value of R1 480 million (2018 — R1 443 million)	Energy (CTRG)	US dollar	Libor + 5,5%	1 093	1 183
		Various	Various	Various	184	227
					6 602	62 601
Preference shares
A preference shares repayable in semi-annual instalments between June 2008 and September 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand		—	828
B preference shares repayable between June 2008 and September 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand		—	789
C preference shares repayable September 2018(2)	Secured by guarantee from Sasol Limited	Group Functions (Inzalo)	Rand		—	5 822
A preference shares repayable between March 2013 and September 2018	Secured by preference shares held in Sasol Mining (Pty) Ltd	Mining (Ixia)	Rand		—	54
					—	7 493

(1)         The US$4 billion secured term loan was settled during the year with the proceeds from the US$2,25 billion bond issued in September 2018 together with a US$1,65 billion term loan and a RCF of US$150 million incurred in June 2019.

(2)         The A, B and C preference share debt relating to the Sasol Inzalo Public share transaction was settled on 10 September 2018.

16                                  Long-term debt and finance leases continued

				Interest rate at	2019	2018
Terms of repayment	Security	Business	Currency	30 June 2019	Rm	Rm
Finance leases
Repayable in monthly instalments over 1 to 37 years ending December 2056	Secured by plant and equipment with a carrying value R7 369 million (2018 – R7 541 million)	Energy, Base and Performance Chemicals	Various	Fixed 2,36% to 16,58% and variable 8% to 9,5%	7 673	7 521
Other finance leases	Underlying assets	Various	Various	Various	97	103
					7 770	7 624
					14 372	77 718

				Interest rate at	2019	2018
Terms of repayment		Business	Currency	30 June 2019	Rm	Rm

Unsecured debt
Various repayment terms ending April 2031		Various	Various	Various	1 779	1 567
Repayable in July 2018(1)		Exploration and Production International	Canadian dollar		—	784
Various repayment terms		Energy	Rand	Fixed 8,0%	626	523
Various repayment terms from November 2022 to November 2023(2)(3)		Group Functions (Sasol Financing International)	US dollar	Fixed 4,5% and variable Libor + 1%	63 548	29 014
Various repayment terms from June 2024 to September 2028(4)(5)		Group Functions (Sasol Financing USA)	US dollar	Fixed 5,8% to 6,5% and variable Libor + 1% to 1,4%	57 602	—
Repayable in bi-annual instalments ending December 2018		Mining	Rand		—	625
Total unsecured debt					123 555	32 513
Total long-term debt					137 927	110 231
Unamortised loan costs (amortised over period of debt using the effective interest rate method)					(588)	(777)
					137 339	109 454
Short-term portion of long-term debt					(2 544)	(12 763)
					134 795	96 691

(1)         The carry of CAD75 million (R780 million) was repaid on 3 July 2018.

(2)         Included in this amount is the US$1 billion (R14 billion) bond, with a fixed interest rate of 4,5% which is listed on the New York Stock Exchange and is recognised in Sasol Financing International Limited, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

(3)         During the year Sasol Financing International Limited, drew down on its revolving credit facility US$2,6 billion to fund mainly the LCCP.

(4)         In September 2018 Sasol Financing USA LLC issued bonds to the value of US$1,50 billion and US$0,75 billion respectively and in June 2019 incurred a term loan of US$1,65 billion and a revolving credit facility of US$150 million. The proceeds were utilised to fully repay the US$4 billion secured term loan.

(5)         Included in this amount is the US$2,25 billion (R31,7 billion) bonds, with fixed interest rates of 5,88% and 6,5% which are listed on the New York Stock Exchange and is recognised in Sasol Financing USA LLC, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

	Total facilities		Cash utilised	Remaining	Rand
at 30 June 2019	US$m		US$m	US$m	equivalent
Lake Charles Chemicals Project funding profile
Term loan	1 650		1 650	—	—
Bonds	2 250		2 250	—	—
Available cash, cash flow from operations and general borrowings	9 000		7 533	1 467	20 655
Total funding requirement	12 900	*	11 433	1 467	20 655

*                 Includes the US$300 million contingency

16                                  Long-term debt and finance leases continued

			Contract amount	Total Rand equivalent	Utilised facilities	Available facilities
30 June 2019	Expiry date	Currency	million	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)(1)	None	Rand	8 000	8 000	—	8 000
Commercial banking facilities	None	Rand	10 300	10 300	953	9 347
Revolving credit facility	November 2023	US dollar	3 900	54 915	49 283	5 632
Revolving credit facility(3)	June 2024	US dollar	150	2 112	2 112	—
Debt arrangements
US Dollar Bond	November 2022	US dollar	1 000	14 081	14 081	—
US Dollar Bond(2)	March 2024	US dollar	1 500	21 121	21 121	—
US Dollar Bond(2)	September 2028	US dollar	750	10 561	10 561	—
US Dollar term loan(3)	June 2024	US dollar	1 650	23 233	23 233	—
Other Sasol businesses
Specific project asset finance
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	June 2022	Rand	2 511	2 511	2 511	—
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	December 2019	Rand	71	71	71	—
Energy — Clean Fuels II (Natref)	Various	Rand	1 948	1 948	1 948	—
Debt arrangements
Other debt arrangements		Various	—	—	11 149	—
					137 023	22 979
Available cash						13 339
Total funds available for use						36 318

Total utilised facilities						137 023
Accrued interest						1 025
Unamortised loan cost						588
Total debt including accrued interest and unamortised loan cost						138 636
Comprising
Long-term debt						134 795
Short-term debt						3 783
Short-term debt						1 239
Short-term portion of long-term debt						2 544
Bank overdraft						58
138 636

(1)         In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note (DMTN) programme, at 130 basis points above 3 month Jibar. The net proceeds from the notes issue will be used for general corporate purposes and to refinance existing facilities.

(2)         In September 2018 Sasol Financing USA LLC issued bonds to the value of US$1,50 billion and US$0,75 billion respectively. The net proceeds from the bonds of US$2,24 billion were used to partially repay the US$4,0 billion secured term loan.

(3)         In June 2019 Sasol Financing USA LLC obtained a term loan of US$1,65 billion and a revolving credit facility of US$150 million, the proceeds of which were utilised to fully repay the remainder of the US$4 billion secured term loan.

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified.

CAPITAL ALLOCATION AND UTILISATION

Effective capital management fuelling growth

Page

44               Investing activities

•  Property, plant and equipment

•  Assets under construction

•  Long-term receivables and prepaid expenses

•  Equity accounted investments

•  Interest in joint operations

•  Interest in significant operating subsidiaries

59               Working capital

•  Inventories

•  Trade and other receivables

•  Trade and other payables

•  Decrease/(increase) in working capital

62               Cash management

•  Cash and cash equivalents

•  Cash generated by operating activities

•  Cash flow from operations

•  Dividends paid

Investing Activities

17                        Property, plant and equipment

	Land	Building and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2018	2 744	8 537	127 336	28 840	167 457
Additions	6	395	959	1 360	2 720
to sustain existing operations	6	76	959	1 360	2 401
to expand operations	—	319	—	—	319
Net reclassification (to)/from other assets	(6)	19	(97)	(306)	(390)
Reduction in rehabilitation provisions capitalised (note 31)	—	—	(1)	—	(1)
Projects capitalised	1 452	7 281	83 768	3 583	96 084
Reclassification to held for sale	(8)	(57)	(438)	—	(503)
Translation of foreign operations	36	4	(182)	78	(64)
Disposals and scrapping	(22)	(90)	(547)	(49)	(708)
Current year depreciation charge	—	(643)	(13 607)	(3 285)	(17 535)
Net impairment of property, plant and equipment	—	(12)	(11 956)	(1 543)	(13 511)
Carrying amount at 30 June 2019	4 202	15 434	185 235	28 678	233 549

	Land	Building and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2017	1 357	7 851	117 699	31 866	158 773
Additions	5	367	6 327	293	6 992
to sustain existing operations	5	29	4 279	293	4 606
to expand operations	—	338	2 048	—	2 386
Net reclassification from/(to) other assets	3	(171)	169	(1)	—
Reduction in rehabilitation provisions capitalised (note 31)	—	(2)	(85)	(874)	(961)
Disposal of business	—	—	(24)	—	(24)
Projects capitalised	1 268	928	19 990	3 130	25 316
Reclassification (to)/from held for sale	15	(6)	(50)	—	(41)
Translation of foreign operations	113	151	1 512	(137)	1 639
Disposals and scrapping	(17)	(9)	(428)	(113)	(567)
Current year depreciation charge	—	(572)	(12 445)	(3 030)	(16 047)
Net impairment of property, plant and equipment	—	—	(5 329)	(2 294)	(7 623)
Carrying amount at 30 June 2018	2 744	8 537	127 336	28 840	167 457

17                        Property, plant and equipment continued

	Land	Building and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
2019
Cost	4 403	23 034	316 548	74 769	418 754
Accumulated depreciation and impairment	(201)	(7 600)	(131 313)	(46 091)	(185 205)
	4 202	15 434	185 235	28 678	233 549
2018
Cost	3 036	15 652	239 262	70 386	328 336
Accumulated depreciation and impairment	(292)	(7 115)	(111 926)	(41 546)	(160 879)
	2 744	8 537	127 336	28 840	167 457
2017
Cost	1 630	14 231	215 017	67 880	298 758
Accumulated depreciation and impairment	(273)	(6 380)	(97 318)	(36 014)	(139 985)
	1 357	7 851	117 699	31 866	158 773

	2019	2018
	Rm	Rm
Business segmentation
• Mining	23 540	22 584
• Exploration and Production International	6 076	7 646
• Energy	48 924	47 743
• Base Chemicals	77 339	46 874
• Performance Chemicals	74 313	39 274
• Group Functions	3 357	3 336
Total operations	233 549	167 457

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	2 720	6 992	1 112
Adjustments for non-cash items	(1 491)	(6 278)	(722)
movement in environmental provisions capitalised	(1 387)	(178)	(324)
movement in long-term debt*	(104)	(6 100)	—
other non-cash movements	—	—	(398)

Per the statement of cash flows	1 229	714	390

*            2018, additions include the Air Separation Unit at SSO of R3,4 billion and the Lake Charles Chemical Project rail yard and wash bay leases of R1,8 billion that commenced during the year.

	2019	2018
for the year ended 30 June	Rm	Rm
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	7 423	7 547
cost	9 316	9 116
accumulated depreciation	(1 893)	(1 569)

17                                  Property, plant and equipment continued

	2019	2018
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	212 848	179 172
Authorised but not yet contracted for	43 097	47 338
Less expenditure to the end of year	(195 850)	(156 583)
	60 095	69 927	*

to sustain existing operations	29 654	26 925
to expand operations	30 441	43 002
Estimated expenditure
Within one year	32 194	44 801
One to five years	27 901	25 126
	60 095	69 927	*
Business segmentation
• Mining	2 372	2 640
• Exploration and Production International	19 795	18 811
• Energy	10 390	10 320
• Base Chemicals	16 504	21 125
• Performance Chemicals	10 434	16 432
• Group Functions	600	599
Total operations	60 095	69 927	*

Significant capital commitments at 30 June comprise of:

			2019	2018
Project	Project location	Business segment	Rm	Rm
Lake Charles Chemicals Project*	United States	Base and Performance Chemicals	11 856	22 084
Mozambique exploration and development	Mozambique	Exploration and Production International	17 375	17 108
Sixth fine ash dam	Secunda	Energy	2 302	3 720
Shutdown and major statutory maintenance	Various	Energy, Base and Performance Chemicals	5 949	6 172
Renewal projects	Secunda and Sasolburg	Energy, Base and Performance Chemicals	4 578	5 003
Mulalo project: 132 kilo volt electrical infrastructure	Secunda	Energy, Base and Performance Chemicals	1 329	—
Steam Station 2 NOx Abatement	Sasolburg	Base and Performance Chemicals	1 168	50
Steam Station 1 Air Quality Compliance	Sasolburg	Base and Performance Chemicals	577	—
Mozambique drilling campaign and infield compression	Mozambique	Exploration and Production International	915	—
Clean fuels II: To meet legislated fuel specifications	Secunda	Energy	418	—
China Ethoxylation plant	China	Performance Chemicals	135	577
Air Liquide — air separation unit	Secunda	Energy, Base and Performance Chemicals	—	470
Refurbishment of equipment	Secunda	Mining	409	445
Etame field development	Gabon	Exploration and Production International	380	—
Mine geographical expansions	Secunda	Mining	406	426
Natref air quality compliance projects	Sasolburg	Energy	353	17
Impumelelo Colliery to maintain Brandspruit Colliery operation	Secunda	Mining	220	357
Coal tar filtration east and west project	Secunda	Energy, Base and Performance Chemicals	356	779
Other capital commitments	Various	Various	11 369	12 719
			60 095	69 927

*   The LCCP capital commitment excludes the remaining contingency of US$216 million. During the year a misstatement was identified in the calculation of the LCCP capital cost estimate that was included in the capital commitment disclosure as at 30 June 2018. The misstatement related to the inaccurate estimation of the cost still to be incurred on the project. Accordingly, the capital commitments disclosure as at 30 June 2018 that were originally presented as R63 276 million has been revised by R6 651 million (US$484 million) to R69 927 million. Management concluded that the revision is not material to the financial statements.

17                        Property, plant and equipment continued

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management.

The following depreciation rates apply in the group:

Buildings and improvements	1 – 17%, units of production over life of related reserve base
Retail convenience centres	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets	Units of production over life of related reserve base

18                Assets under construction

	Property plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance as at 30 June 2018	163 783	1 125	453	165 361
Additions	52 786	289	67	53 142
to sustain existing operations	21 739	245	—	21 984
to expand operations	31 047	44	67	31 158
Net reclassification from/(to) other assets	(93)	—	323	230
Finance costs capitalised	6 942	—	—	6 942
Net impairment of assets under construction	(3 973)	—	(34)	(4 007)
Reclassification to disposal groups held for sale	(153)	—	—	(153)
Projects capitalised	(96 084)	(816)	—	(96 900)
Translation of foreign operations	3 971	29	1	4 001
Disposals and scrapping*	(852)	—	—	(852)
Balance at 30 June 2019	126 327	627	810	127 764

*   Determining as to whether, and how much, cost incurred on a project is abnormal and needs to be scrapped, involves judgement.  The factors considered by management include the scale and complexity of the project, the technology being applied and input from experts.

	Property plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance as at 30 June 2017	129 124	1 245	365	130 734
Additions	51 871	321	614	52 806
to sustain existing operations	18 889	238	—	19 127
to expand operations	32 982	83	614	33 679
Net reclassification from/(to) other assets	42	(33)	—	9
Finance costs capitalised	3 568	—	—	3 568
Net impairment of assets under construction	(1 478)	—	(312)	(1 790)
Reduction in rehabilitation provision capitalised (note 31)	(341)	—	(131)	(472)
Projects capitalised	(25 315)	(454)	—	(25 769)
Translation of foreign operations	7 464	46	(35)	7 475
Disposals and scrapping	(1 152)	—	(48)	(1 200)
Balance at 30 June 2018	163 783	1 125	453	165 361

	2019	2018
for the year ended 30 June	Rm	Rm
Business segmentation
• Mining	2 268	2 095
• Exploration and Production International	7 426	6 457
• Energy	7 698	5 993
• Base Chemicals	60 927	75 648
• Performance Chemicals	48 764	74 595
• Group Functions	681	573
Total operations	127 764	165 361

18                Assets under construction continued

	2019	2018	2017
for the year ended at 30 June	Rm	Rm	Rm
Additions to assets under construction (cash flow)
Current year additions	53 142	52 806	60 312
Adjustments for non-cash items	1 410	(171)	(420)
cash flow hedge accounting	—	1	(2)
movement in environmental provisions capitalised	(537)	(172)	(418)
movement in long-term debt	(13)	—	—
LCCP investment incentives	1 960	—	—

Per the statement of cash flows*	54 552	52 635	59 892

	2019	2018
	Rm	Rm
Capital expenditure
Projects to sustain operations comprise of:
Secunda Synfuels Operations	10 315	8 608
Shutdown and major statutory maintenance	4 825	3 775
Renewals	1 880	1 481
Oxygen train 17 (Outside Battery Limits portion)	90	417
Sixth fine ash dam (environmental)	1 417	1 353
Volatile organic compounds abatement programme (environmental)	141	137
Coal tar filtration east project (safety)	329	294
Other environmental related expenditure	170	133
Other safety related expenditure	556	362
Other sustain	907	656
Mining (Secunda and Sasolburg)	2 894	3 720
Shondoni Colliery to maintain Middelbult Colliery operation	80	318
Impumelelo Colliery to maintain Brandspruit Colliery operation	157	258
Acquisition of mineral rights	—	650
Refurbishment of equipment	674	867
Mine geographical expansion	605	449
Other safety related expenditure	355	196
Other sustain	1 023	982
Other (in various locations)	8 758	6 797
Expenditure related to environmental obligations	590	476
Expenditure incurred relating to safety regulations	283	409
Other sustain	7 885	5 912

Capital expenditure cash flow*	21 967	19 125

*   Excludes finance costs capitalised to assets under construction.

18                        Assets under construction continued

			2019	2018
			Rm	Rm
Capital expenditure
Projects to expand operations comprise of:	Project location	Business segment
Lake Charles Chemicals Project	United States	Base and Performance Chemicals	30 289	30 100
China Ethoxylation plant	China	Performance Chemicals	489	398
Canadian shale gas asset	Canada	Exploration and Production International	141	101
High-density polyethylene plant	United States	Base Chemicals	—	265
Mozambique exploration and development	Mozambique	Exploration and Production International	221	1 002
Other projects to expand operations	Various	Various	1 445	1 644
Capital expenditure cash flow*			32 585	33 510

*                 Excludes finance costs capitalised to assets under construction.

Project-related performance guarantees

With the settlement of the LCCP term loan the completion guarantees and sureties issued in respect of the Lake Charles Chemicals Project have been discharged.

Accounting policies:

Assets under construction

Assets under construction are non-current assets, which includes land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 5,5% is calculated as the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

18                        Assets under construction continued

Exploration assets

Exploration assets comprise capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas). Mineral assets comprise capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Oil and gas

The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells, through which potential proved reserves may be or have been discovered and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves.

The following conditions must be met for these exploration costs to remain capitalised:

•                  Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•                  It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raise substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Coal mining

Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.

19                       Long-term receivables and prepaid expenses

	2019	2018
for the year ended 30 June	Rm	Rm
Total long-term receivables	6 007	3 921
Impairment of long-term receivables*	(211)	(38)
Short-term portion	(214)	(97)
	5 582	3 786
Long-term prepaid expenses	735	860
	6 317	4 646
Comprising:
Long-term receivables (interest-bearing) — joint operations	1 252	1 204
Long-term loans	2 370	2 582
LCCP investment incentives	1 960	—
	5 582	3 786

*Impairment of long-term loans and receivables

In 2019 long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 40 for detail on the impairments recognised. In 2018 loans and receivables were considered for impairment under IAS 39.

20                      Equity accounted investments

	2019	2018
for the year ended 30 June	Rm	Rm
Amounts recognised in the statement of financial position:
Investments in joint ventures and associates	9 866	10 991

		2019	2018
for the year ended 30 June		Rm	Rm
Business segmentation
•	Mining	5	1
•	Energy	9 449	9 667
•	Base Chemicals	273	1 164
•	Performance Chemicals	16	16
•	Group Functions	123	143
Total carrying value of equity accounted investments		9 866	10 991

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in the income statement:
Share of profits of equity accounted investments, net of tax	1 074	1 443	1 071
share of profits	1 089	1 454	1 085
remeasurement items	(15)	(11)	(14)

Amounts recognised in the statement of cash flows:
Dividends received from equity accounted investments	1 506	1 702	1 539

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 9, to calculate the impairment.

20                                  Equity accounted investments continued

At 30 June, the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2019	2018
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	8 239	8 179
Sasol Huntsman GmbH & co KG*	Germany	Manufacturing of chemical products	50	—	893
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	273	271
Sasol Chevron Holdings Limited	Bermuda	Marketing of Escravos GTL products	50	274	311
Associates
Escravos GTL (EGTL)**	Nigeria	GTL plant	10	753	1 027
Other equity accounted investments			Various	327	310
Carrying value of investments				9 866	10 991

*                     The group’s investment in Sasol Huntsman GmbH & co KG has been classified as held for sale. Refer to note 11.

**              Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management and technical support to the plant.

Summarised financial information for the group’s share of equity accounted investments which are not material***

	2019	2018
for the year ended 30 June	Rm	Rm
Operating profit	13	419
(Loss)/profit before tax	(2)	427
Taxation	(56)	(152)
(Loss)/profit and total comprehensive income for the year	(58)	275

***       The financial information provided represents the group’s share of the results of the equity accounted investments.

	2019	2018
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	715	536
Authorised but not yet contracted for	1 100	623
Less: expenditure to the end of year	(532)	(266)
	1 283	893

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL is considered to be material as it is closely monitored and reported on to the decision makers and is considered to be a strategically material investment.

20                                  Equity accounted investments continued

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture
	ORYX GTL Limited
	2019	2018
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	11 964	12 202
Current assets	6 722	6 640

Total assets	18 686	18 842
Other non-current liabilities	378	360
Deferred tax liability	(22)	9
Other current liabilities	1 337	1 036
Tax payable	100	436
Total liabilities	1 793	1 841
Net assets	16 893	17 001
Summarised income statement
Turnover	9 977	10 159
Depreciation and amortisation	(1 420)	(1 190)
Other operating expenses	(5 039)	(5 313)
Operating profit before interest and tax	3 518	3 656
Finance income	33	11
Finance cost	(3)	(1)
Profit before tax	3 548	3 666
Taxation	(607)	(628)
Profit and total comprehensive income for the year	2 941	3 038
The group’s share of profits of equity accounted investment	1 131	1 168
49% share of profit before tax	1 738	1 796
Taxation*	(607)	(628)

Reconciliation of summarised financial information
Net assets at the beginning of the year	17 001	15 334
Profit before tax for the year	3 548	3 666
Taxation*	(607)	(628)
Foreign exchange differences	490	839
Dividends paid	(3 539)	(2 210)
Net assets at the end of the year	16 893	17 001
Additional Sasol specific liabilities*	(79)	(309)
Adjusted net assets at the end of the period	16 814	16 692
Carrying value of equity accounted investment	8 239	8 179

*               With effect from 29 April 2017, as a result of change in tax regulations, tax is levied only on Sasol’s share of profits at a rate of 35%.

The year-end for ORYX GTL Limited is 31 December, however the group uses the financial information at 30 June.

The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2019 relating to our joint ventures or associates.

20                                  Equity accounted investments continued

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. A joint venture is a joint arrangement in which the parties have joint control with rights to the net assets of the arrangement. An associate is an entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

21                       Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

			% of equity owned
			2019	2018
Name	Country of incorporation	Nature of activities	Rm	Rm
Gemini HDPE LLC	United States of America	Manufactures high density polyethylene chemicals	50	50
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Gemini	Sasol			Total	Total
	HDPE LLC	Canada	Natref	Other*	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	4 462	1 180	3 531	1 685	10 858	13 055
External current assets	73	288	292	998	1 651	1 503
Intercompany current assets	18	1	18	72	109	1 146
Total assets	4 553	1 469	3 841	2 755	12 618	15 704
Shareholders’ equity	1 869	209	240	570	2 888	5 389
Long-term liabilities	2 480	1 155	2 887	1 479	8 001	7 710
Interest-bearing current liabilities	120	—	167	302	589	1 408
Non-interest-bearing current liabilities	84	104	381	168	737	771
Intercompany current liabilities	—	1	166	236	403	426
Total equity and liabilities	4 553	1 469	3 841	2 755	12 618	15 704
Income statement
Turnover	441	239	2 061	1 394	4 135	3 660
Operating (loss)/profit	(117)	(2 747)	457	84	(2 323)	(3 089)
Other expenses	(58)	(13)	(213)	(160)	(444)	(438)
Net (loss)/profit before tax	(175)	(2 760)	244	(76)	(2 767)	(3 527)
Taxation	—	—	(79)	17	(62)	(49)
Attributable (loss)/profit	(175)	(2 760)	165	(59)	(2 829)	(3 576)
Statement of cash flows
Cash flow from operations	—	31	887	419	1 337	1 189
Movement in working capital	(25)	39	55	(180)	(111)	397
Tax paid	—	—	2	(26)	(24)	(5)
Other expenses	(143)	—	(209)	(209)	(561)	(485)
Cash available from operations	(168)	70	735	4	641	1 096
Dividends paid	—	—	(230)	—	(230)	(111)
Cash retained from operations	(168)	70	505	4	411	985
Cash flow from investing activities	(80)	(124)	(609)	(30)	(843)	(712)
Cash flow from financing activities	244	(804)	142	(194)	(612)	1 575
(Increase)/decrease in cash requirements	(4)	(858)	38	(220)	(1 044)	1 848

*                 Includes Central Térmica de Ressano Garcia (CTRG) and Sasol Wilmar Alcohol Industries (Lianyungang) Co Ltd. The group has classified its investment in Sasol Wilmar Alcohol Industries (Lianyungang) Co Ltd as held for sale at 30 June 2019. Refer to note 11.

At 30 June 2019, the group’s share of the total capital commitments of joint operations amounted to R1 080 million (2018 — R427 million).

22                       Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside of South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned		Investment at cost (Rm)(1)
Name	incorporation	Nature of activities	2019	2018	2019	2018
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the group’s mining interests	100	100	9 163	9 163
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100	316	316
Sasol Financing Ltd	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100	422	422
Sasol Investment Company (Pty) Ltd(2)	South Africa	Holding company for foreign investments	100	100	65 748	62 580
Sasol South Africa Ltd(3),(4)	South Africa	Integrated petrochemicals and energy company	100	100	32 320	28 066
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100	10 092	10 092
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100	8 069	8 069
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75	672	657
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100	792	932

(1)      The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation.

(2)      Increase relates to equity funding of the LCCP.

(3)      Increase relates to notional interest relating to Khanyisa transaction.

(4)     Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

22                                  Interest in significant operating subsidiaries continued

	Country of		% of equity owned
Name	incorporation	Nature of activities	2019	2018
Significant operating subsidiaries
Indirect
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco)*	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	50
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100	100
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100
Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100	—

*               Through contractual arrangements Sasol exercises control over the relevant activities of Rompco.

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the Statement of Financial position.

Guarantees

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements. The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

Working capital

23                      Inventories

	2019	2018
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	3 938	4 308
Process material	1 890	1 873
Maintenance materials	5 940	5 156
Work in progress	2 578	2 714
Manufactured products	15 087	15 070
Consignment inventory	213	243
	29 646	29 364
Business segmentation
• Mining	1 425	1 661
• Exploration and Production International	163	144
• Energy	7 826	7 680
• Base Chemicals	7 684	7 427
• Performance Chemicals	12 522	12 417
• Group Functions	26	35
Total operations	29 646	29 364

The impact of higher crude oil feedstock prices and lower sales prices for certain chemical products resulted in a net realisable value write-down of R371 million in 2019 (2018 — R234 million).

Inventory of R3 113 million (2018 — R1 348 million) is held at net realisable value. No inventories were encumbered at 30 June 2019, (2018 — R4 099 million).

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)

Process, maintenance and other materials	Weighted average purchase price

Work-in-progress	Manufacturing costs incurred

Manufactured products including consignment inventory	Manufacturing costs according to FIFO

24                      Trade and other receivables

	2019	2018*
for the year ended 30 June	Rm	Rm
Trade receivables	23 237	23 742
Other receivables**	2 760	3 231
Related party receivables — equity accounted investments	67	102
Impairment of trade and other receivables	(453)	(427)
Trade and other receivables	25 611	26 648
Duties recoverable from customers	467	600
Prepaid expenses and other	1 425	829
Value added tax	1 075	1 652
	28 578	29 729

*               Comparative information is based on IAS 39.

**        Other receivables include short-term portion of long-term receivables, receivables related to exploration activities, employee-related receivables and short-term deposits.

24                       Trade and other receivables continued

Impairment of trade receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are impaired when there is no reasonable prospect that the customer will pay. Refer to note 40 for detail on the impairments recognised.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Credit risk exposure in respect of trade receivables under IAS39 is analysed as follows:

	Carrying value	Impairment
	2018	2018
for the year ended 30 June	Rm	Rm
Age analysis of trade receivables
Not past due date	21 611	3
Past due 0 – 30 days	1 477	5
Past due 31 – 150 days	257	18
Past due 151 days – one year	93	44
More than one year***	304	129
	23 742	199

*** More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

		2019	2018
		Rm	Rm
Business segmentation
•	Mining	276	428
•	Exploration and Production International	497	736
•	Energy	10 357	11 487
•	Base Chemicals	7 603	7 022
•	Performance Chemicals	8 071	8 585
•	Group Functions	1 774	1 471
Total operations		28 578	29 729

Accounting policies:

IFRS 9 applicable in 2019:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit and loss. The group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

IAS 39 applicable in 2018:

Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest rate method, less impairment losses.

25                       Trade and other payables

	2019	2018
for the year ended 30 June	Rm	Rm
Trade payables	15 749	13 510
Capital project related payables	9 088	9 780
Accrued expenses	3 340	3 062
Related party payables	324	166
third parties	189	33
equity accounted investments	135	133

Trade payables	28 501	26 518
Other payables*	6 282	6 188
Duties payable to revenue authorities	4 450	4 267
Value added tax	233	177
	39 466	37 150

*               Other payables includes employee-related payables.

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade and other payables

The carrying value approximates fair value because of the short period to settlement of these obligations.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

26                       Decrease/(increase) in working capital

	2019	2018	2017
	Rm	Rm	Rm
Increase in inventories	(829)	(3 413)	(3 214)
Decrease/(increase) in trade receivables	37	(2 789)	(346)
Increase in trade payables	3 202	2 441	1 393
Decrease/(increase) in working capital	2 410	(3 761)	(2 167)

Cash management

27                       Cash and cash equivalents

	2019	2018
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	15 877	17 128
Bank overdraft	(58)	(89)
Per the statement of cash flows	15 819	17 039
Cash by currency
Rand	4 179	3 982
Euro	2 080	2 855
US Dollar	7 992	9 040
Other currencies	1 568	1 162
	15 819	17 039

Included in cash and cash equivalents:

Cash held in trust that is restricted for use and held in escrow. Includes R432 million (2018 – R408 million) for the rehabilitation of various sites and R288 million (2018 – R170 million) in various other trusts in the group.

Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes Sasol’s interests in the power plant in Mozambique R322 million (2018 – R542 million), the high-density polyethylene (HDPE) plant in North America of R35 million (2018 – R38 million) and R227 million (2018 – R389 million) relating to exploration and other ventures.

Other cash restricted for use of R1 176 million (2018 – R433 million) includes deposits for future abandonment site obligations and decommissioning of pipelines, as well as cash deposits serving as collateral for bank guarantees.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

28                       Cash generated by operating activities

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	29	48 988	46 638	46 236
Decrease/(increase) in working capital	26	2 410	(3 761)	(2 167)
		51 398	42 877	44 069

29                       Cash flow from operations

Earnings before interest and tax (EBIT)		9 697	17 747	31 705
Adjusted for
share of profits of equity accounted investments	20	(1 074)	(1 443)	(1 071)
equity-settled share-based payment	35	1 659	3 776	463
depreciation and amortisation		17 968	16 425	16 204
effect of remeasurement items	9	18 645	9 901	1 616
movement in long-term provisions
income statement charge	31	430	(596)	228
utilisation	31	(1 099)	(729)	(969)
movement in short-term provisions		(3)	25	(215)
movement in post-retirement benefits		635	(561)	356
translation effects		(199)	(121)	(11)
write-down of inventories to net realisable value		371	234	470
movement in financial assets and liabilities		864	2 415	(3 120)
movement in other receivables and payables		601	(244)	50
other non-cash movements		493	(191)	530
		48 988	46 638	46 236

30                       Dividends paid

Final dividend — prior year	6 269	4 842	5 650
Interim dividend — current year	3 683	3 110	2 978
	9 952	7 952	8 628
Forecast cash flow on final dividend — current year	—	4 898	4 844

Notes to the financial statements

PROVISIONS AND RESERVES

Page

65               Provisions

•  Long-term provisions

•  Short-term provisions

•  Post-retirement benefit obligations

•  Cash-settled share-based payment provision

76               Reserves

•  Share-based payment reserve

Provisions

31                       Long-term provisions

	Environmental	Share- based payments*	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
2019
Balance at beginning of year	14 933	1 101	1 693	17 727
Capitalised in property, plant and equipment and assets under construction**	1 925	—	—	1 925
Reduction in rehabilitation provision capitalised	(1)	—	—	(1)
Transfer to held for sale liabilities***	(51)	—	(3)	(54)
Per the income statement	1 095	(440)	(225)	430
additional provisions and changes to existing provisions	415	(440)	64	39
reversal of unutilised amounts	(8)	—	(289)	(297)
effect of change in discount rate	688	—	—	688
Notional interest	849	—	8	857
Utilised during year (cash flow)	(159)	(397)	(543)	(1 099)
Foreign exchange differences recognised in income statement	109	—	18	127
Translation of foreign operations	42	—	6	48
Balance at end of year	18 742	264	954	19 960

Long-term provisions

	Environmental	Share- based payments	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
2018
Balance at beginning of year	15 716	885	2 178	18 779
Capitalised in property, plant and equipment and assets under construction	350	—	—	350
Reduction in rehabilitation provision capitalised****	(1 433)	—	—	(1 433)
Per the income statement	(756)	655	(495)	(596)
additional provisions and changes to existing provisions	241	655	(495)	401
reversal of unutilised amounts	(194)	—	—	(194)
effect of change in discount rate	(803)	—	—	(803)
Notional interest	953	—	9	962
Utilised during year (cash flow)	(249)	(437)	(43)	(729)
Foreign exchange differences recognised in income statement	225	(1)	27	251
Translation of foreign operations	127	(1)	17	143
Balance at end of year	14 933	1 101	1 693	17 727

*                              Refer note 34 for accounting policies and areas of judgement used in calculating the share-based payment provision (cash settled).

**                       Increase in rehabilitation capitalised in 2019 relates to a reassessment of our provision based on discount rates and cost estimates.

***                Relates to rehabilitation provisions of the explosives business classified as held for sale, refer note 11.

****         Reduction in rehabilitation capitalised in 2018 relates to a reassessment of our provision based on legislation changes, discount rates and new rehabilitation methods which resulted in a reduction of R1,4 billion.

31                       Long-term provisions continued

		2019	2018
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		2 338	2 567
One to five years		3 291	3 715
More than five years		14 331	11 445
		19 960	17 727
Short-term portion	32	(2 338)	(2 567)
Long-term provisions		17 622	15 160
Estimated undiscounted obligation		101 100	102 952

Business segmentation
• Mining		1 439	1 324
• Exploration and Production International		6 779	5 677
• Energy		3 427	2 909
• Base Chemicals		3 919	3 321
• Performance Chemicals		2 038	1 909
• Group Functions		20	20
Total operations		17 622	15 160

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The total environmental provision at 30 June 2019 amounted to R18 742 million (2018 – R14 933 million). In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R667 million (2018 – R649 million). In addition, indemnities of R2 155 million (2018 – R2 066 million) are in place.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2019	2018
for the year ended 30 June	%	%
South Africa	6,9 to 8,7	7,3 to 9,2
Europe	0,0 to 0,7	0,0 to 1,5
United States of America	1,7 to 2,3	2,6 to 3,0
Canada	1,7 to 2,2	2,0 to 2,7

	2019	2018
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(3 351)	(2 726)
amount capitalised to property, plant and equipment	(1 930)	(1 434)
income recognised in income statement	(1 421)	(1 292)
Decrease in the discount rate	4 540	3 786
amount capitalised to property, plant and equipment	2 622	2 058
expense recognised in income statement	1 918	1 728

32                       Short-term provisions

		2019	2018
for the year ended 30 June	Note	Rm	Rm
Other provisions		552	552
Short-term portion of
long-term provisions	31	2 338	2 567
post-retirement benefit obligations	33	399	389
		3 289	3 508

Accounting policies:

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

33                       Post-retirement benefit obligations

		2019	2018
for the year ended 30 June	Note	Rm	Rm
Post-retirement healthcare obligations	33.1
South Africa		3 825	3 995
United States of America		268	248
		4 093	4 243
Pension obligations	33.2
Foreign — post-retirement benefit obligation		9 014	8 046
Less short-term portion of post-retirement pension and medical benefit obligations		(399)	(389)
Total post-retirement benefit obligations		12 708	11 900

Pension assets	33.2
South Africa — post-retirement benefit asset		(555)	(582)
Foreign — post-retirement benefit asset		(719)	(916)
Total post-retirement benefit assets		(1 274)	(1 498)
Net pension obligations		7 740	6 548

33                       Post-retirement benefit obligations continued

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded. The pension benefits in Europe are unfunded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•                 when the plan amendment or curtailment occurs; and

•                 when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2019	31 March 2019
Last actuarial valuation — United States of America	30 June 2019	30 June 2019
Last actuarial valuation — Europe	n/a	1 April 2019
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

33                       Post-retirement benefit obligations continued

	South Africa				United States of America				Europe
	2019		2018		2019		2018		2019	2018
at valuation date	%		%		%		%		%	%
Healthcare cost inflation
initial	7,5		7,5		8,5	*	7,0	*	n/a	n/a
ultimate	7,5		7,5		4,5	*	5,5	*	n/a	n/a
Discount rate — post-retirement medical benefits	10,5		9,9		3,6		3,9		n/a	n/a
Discount rate — pension benefits	10,0		9,9		2,7		2,7		1,6	1,8
Pension increase assumption	4,7		4,5		n/a	**	n/a	**	1,8	1,8
Average salary increases	5,5	+	5,5	+	4,2		4,2		2,8	2,8
Weighted average duration of the obligation — post-retirement medical obligation	15 years		15 years		9 years		9 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	13 years		13 years		13 years		13 years		18 years	17 years

Assumptions regarding future mortality are based on published statistics and mortality tables.

*                 The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**          There are no automatic pension increases for the United States of America pension plan.

+                   Salary increases are linked to inflation.

33.1              Post-retirement healthcare obligations

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2019	2018	2019	2018	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	3 825	3 995	268	248	4 093	4 243
Less short-term portion	(178)	(177)	(20)	(20)	(198)	(197)
Non-current post-retirement healthcare obligation	3 647	3 818	248	228	3 895	4 046

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2019	2018	2019	2018	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 995	3 921	248	242	4 243	4 163
Movements recognised in the income statement:	459	542	26	18	485	560
current service cost	53	73	13	10	66	83
interest cost	407	472	13	8	420	480
curtailments and settlements	(1)	(3)	—	—	(1)	(3)
Actuarial (gains)/losses recognised in other comprehensive income:	(468)	(258)	8	(5)	(460)	(263)
arising from changes in financial assumptions	(293)	(54)	7	(6)	(286)	(60)
arising from changes in actuarial experience	(175)	(204)	1	1	(174)	(203)
Benefits paid	(161)	(210)	(20)	(19)	(181)	(229)
Translation of foreign operations	—	—	6	12	6	12
Total post-retirement healthcare obligation at end of year	3 825	3 995	268	248	4 093	4 243

33                       Post-retirement benefit obligations continued

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2019	2018	2019		2018
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	518	582	—	*	—	*
Decrease in the healthcare cost inflation	(417)	(475)	—	*	—	*
Increase in the discount rate	(417)	(452)	(23)		(21)
Decrease in the discount rate	507	562	28		25

*            A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will be need to be allowed for in a change in the percentage of income or pension charged. The are no automatic pension increase for the United states pension plan.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Healthcare cost inflation risk

Healthcare cost inflation is CPI inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

33.2              Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2019 are 1 681 008 (2018 – 1 678 808) Sasol ordinary shares valued at R589 million (2018 – R844 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 561 million (2018 – R1 543 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

33                       Post-retirement benefit obligations continued

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2019	2018	2019	2018
at 30 June	%	%	%	%
Equities	53	53	38	32
resources	6	6	7	5
industrials	2	3	4	3
consumer discretionary	10	12	4	4
consumer staples	11	12	3	2
healthcare	5	3	4	3
information technologies	5	4	7	7
telecommunications	3	1	2	2
financials (ex real estate)	11	12	7	6
Fixed interest	13	10	49	59
Direct property	15	17	5	5
Listed property	4	5	—	—
Cash and cash equivalents	4	4	—	—
Third party managed assets	11	11	—	—
Other	—	—	8	4
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	30	45	—	100
foreign	15	30	—	100
Fixed interest	5	25	—	100
Property	10	25	—	100
Other	—	15	—	100

(1)         Members of the defined contribution scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R139 million, R52 080 million, R791 million and R1 034 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

33                       Post-retirement benefit obligations continued

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2019	2018	2019	2018	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	51 241	47 285	3 697	3 105	54 938	50 390
defined benefit portion	21 550	19 970	3 697	3 105	25 247	23 075
defined benefit option for defined
contribution members	29 691	27 315	—	—	29 691	27 315
Plan assets	(54 115)	(50 128)	(4 270)	(3 890)	(58 385)	(54 018)
defined benefit portion	(24 254)	(22 502)	(4 270)	(3 890)	(28 524)	(26 392)
defined benefit option for defined
contribution members	(29 861)	(27 626)	—	—	(29 861)	(27 626)
Projected benefit obligation (unfunded)	—	—	8 868	7 915	8 868	7 915
Asset not recognised due to asset limitation	2 319	2 261	—	—	2 319	2 261
Net liability/(asset) recognised	(555)	(582)	8 295	7 130	7 740	6 548

The increase of R58 million in the asset limitation (2018 – R1 051 million) was recognised as a gain in other comprehensive income.

	South Africa		Foreign		Total
	2019	2018	2019	2018	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Pension asset	(555)	(582)	(719)	(916)	(1 274)	(1 498)
Pension benefit obligation	—	—	9 014	8 046	9 014	8 046
long-term portion	—	—	8 813	7 854	8 813	7 854
short-term portion	—	—	201	192	201	192
Net liability/(asset)	(555)	(582)	8 295	7 130	7 740	6 548

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R1 274 million (2018 – R1 498 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

33                       Post-retirement benefit obligations continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2019	2018	2019	2018	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	47 285	46 508	11 020	9 774	58 305	56 282
Movements recognised in income statement:	5 694	5 678	677	596	6 371	6 274
current service cost	1 042	1 028	454	386	1 496	1 414
curtailments and settlements	3	—	(14)	—	(11)	—
interest cost	4 649	4 650	237	210	4 886	4 860
Actuarial (gains)/losses recognised in other comprehensive income:	262	(2 950)	1 098	462	1 360	(2 488)
arising from changes in demographic
assumptions	—	—	(7)	20	(7)	20
arising from changes in financial assumptions	174	(2 950)	1 059	312	1 233	(2 638)
arising from change in actuarial experience	88	—	46	130	134	130
Member contributions	482	447	—	—	482	447
Benefits paid	(2 482)	(2 398)	(278)	(477)	(2 760)	(2 875)
Transferred to held for sale assets	—	—	—	(30)	—	(30)
Translation of foreign operations	—	—	48	695	48	695
Projected benefit obligation at end of year	51 241	47 285	12 565	11 020	63 806	58 305

unfunded obligation*	—	—	8 868	7 915	8 868	7 915
funded obligation	51 241	47 285	3 697	3 105	54 938	50 390

*                 Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value (2019 – R217 million; 2018 – R305 million). A decrease of R83 million (2018 — decrease of R1 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2019	2018	2019	2018	2019	2018
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	50 128	48 340	3 890	2 514	54 018	50 854
Movements recognised in income statement:	4 702	4 707	113	67	4 815	4 774
interest income	4 927	4 829	113	67	5 040	4 896
interest on asset limitation	(225)	(122)	—	—	(225)	(122)
Actuarial gains/(losses) recognised in other comprehensive income:	229	(1 959)	285	180	514	(1 779)
arising from return on plan assets	229	(1 959)	285	180	514	(1 779)
(excluding interest income)
Plan participant contributions*	482	447	—	—	482	447
Employer contributions* +	1 056	991	6	1 233	1 062	2 224
Benefit payments	(2 482)	(2 398)	(121)	(314)	(2 603)	(2 712)
Translation of foreign operations	—	—	97	210	97	210
Fair value of plan assets at end of year	54 115	50 128	4 270	3 890	58 385	54 018
Actual return on plan assets	4 931	2 748	398	247	5 329	2 995

*                 Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

+                   In 2018, in the United States of America there was a once-off payment R963 million (US$75 million) made by the employer to the fund.

33                       Post-retirement benefit obligations continued

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2019 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 106	120

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2019	2018	2019		2018
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	12	14	494		454
Decrease in average salaries increase assumption	(12)	(13)	(430)		(368)
Increase in the discount rate	(1 654)	(1 447)	(1 806)		(1 634)
Decrease in the discount rate	2 463	1 981	2 370		2 174
Increase in the pension increase assumption	2 541	2 035	1 142	*	1 071	*
Decrease in the pension increase assumption	(1 727)	(1 523)	(934	)*	(851	)*

*                 This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

34                       Cash-settled share-based payment provision

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
During the year, the following cash-settled share-based payment expenses were recognised in the income statement (refer to note 35 for the equity-settled share-based payment disclosure):
Share-based payment expense — movement in long-term provisions
Sasol Share Appreciation Rights Scheme	(440)	655	(342)
Share Appreciation Rights with no corporate performance targets (no-CPTs)	(6)	117	(110)
Share Appreciation Rights with corporate performance targets (CPTs)	(434)	538	(232)
Sasol Long-term Incentive Scheme(1)	—	—	105
	(440)	655	(237)

(1)         On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share-based payment scheme.

Sasol’s share price decreased by 30% over the financial year to a closing price on 30 June 2019 of R350,21. This together with the volatility in the share price has resulted in a R440 million credit being recognised in the current year.

Sasol Share Appreciation Rights Scheme (closed since 2013)

	2019	2018
Total rights granted	Number	Number
Share Appreciation Rights	4 928 846	7 118 321

34                       Cash-settled share-based payment provision continued

The Share Appreciation Rights scheme (SARs) allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of the SARs to the exercise of such vested rights. No shares are issued in terms of this scheme, all rights have vested and all amounts payable in terms of the scheme are settled in cash.

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash-settled liability is calculated at each reporting date. On resignation SARs may be exercised at the employee’s election before their last day of service. On death, the deceased’s estate has a period of 12 months to exercise these rights. On retrenchment or retirement, the employee has a period of 12 months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol SARs) for the periods from 1 January for half year-end and 1 July for year-end until two days after publication of the results and at any other time during which they have access to price sensitive information.

	2019			2018
	SARs with no CPTs	SARs with CPTs	Total	SARs with no CPTs	SARs with CPTs	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Per statement of financial position	2	262	264	98	1 003	1 101
Total intrinsic value of rights vested, but not yet exercised	2	50	52	98	987	1 085

		2019		2018
		SARs with no CPTs	SARs with CPTs	SARs with no CPTs	SARs with CPTs
		Binomial	Binomial	Binomial	Binomial
Model		tree	tree	tree	tree
Risk-free interest rate	(%)	6,96	6,64 – 6,96	6,88 – 7,09	6,88 – 7,63
Expected volatility	(%)	35,74	35,83	28,61	27,16
Expected dividend yield	(%)	4,76	4,99	3,58	3,51
Expected forfeiture rate	(%)	*	*	*	5,00

*   All SARs have vested and therefore no forfeiture is applied.

The risk-free rate for periods within the contractual term of the rights is based on the Rand swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. All the rights have vested with a liability recognised at fair value, at each reporting date, in the statement of financial position until the date of settlement.

Areas of judgement:

Fair value is measured using the Binomial tree option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and maturity of the award.

Reserves

35                                  Share-based payment reserve

		2019	2018	2017
for the year ended 30 June	Note	Rm	Rm	Rm
During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Sasol Khanyisa share transaction(1)	35.1	952	2 953
Sasol ordinary BEE (SOLBE1) shares issued(2)		—	1 104
Khanyisa Public		—	1 762
Tier 1 — Khanyisa Employee Share Ownership Plan (ESOP)		628	52
Tier 2 — Khanyisa ESOP		324	35
Long-term incentives(3)	35.2	707	789	387
Sasol Inzalo share transaction	35.3	—	34	76
Equity-settled — recognised directly in equity(4)		1 659	3 776	463

(1)              In November 2017, Sasol Khanyisa a new Broad-Based Black Economic Empowerment (B-BBEE) scheme was approved by shareholders at a General Meeting.

(2)              IFRS2 expense was recognised immediately on date shares were granted to participants. Shares were not encumbered and could be traded immediately.

(3)              On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

(4)              The employee-related share-based payment expense in 2018 was R910 million.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award. As the funds to pay the trickle dividend are leaving the Company, a corresponding share of earnings will be allocated to the non controlling shareholders. There was one trickle dividend paid during the current year.

35.1              The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented effectively on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure on-going and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the group’s South African operations.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants will exchange their SSA shareholding on a fair value-for-value basis for SOLBE1 shares to the extent of any value created during the transaction term.

SOLBE1 shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

35                                  Share-based payment reserve continued

Remaining components of the transaction:

Tier 1 — Khanyisa Employee Share Ownership Plan — Eligible Inzalo participants

Former Inzalo Employee Scheme participants, who were still actively employed by Sasol during May 2018 were granted rights in SOL shares or SOLBE1 Shares, at no cost to them, to the value of R100 000, all of which will vest after a three year service period. Black employees were able to choose to receive the award in SOL or SOLBE1 shares, whilst employees who are not black people received an award in SOL shares, as SOLBE1 shares may only be held by qualifying black people. Employees will receive dividends on these shares throughout the 3 year vesting period. This award will be recognised on a straight line basis over the three year vesting period.

An expense of R628 million was recognised in 2019 (2018 – R52 million).

Sasol Khanyisa — SSA (Tier 2 and Khanyisa Public)

The BEE participation in SSA comprises two groups of participants, being the external public participants (made up of Inzalo Groups, Inzalo Public and electing SOLBE1 shareholders) who participate via Khanyisa Public, and qualifying black employees who participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP).

Both Khanyisa Public and the Khanyisa ESOP have a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% each in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends will be distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

Khanyisa ESOP (Tier 2)

The employees have service conditions over the 10 year transaction term, and as such, the expense will be recognised over this period, with R324 million having been recognised in 2019 (2018 – R35 million).

35                                  Share-based payment reserve continued

		ESOP — Tier 1(1)	ESOP — Tier 1(1)	ESOP — Tier 2(1)(2)(3)	Sasol Khanyisa Public(3)
for the year ended 30 June		2019	2019	2019	2019
Grant date	Date	1 June 2018	1 June 2018	25 May 2018	1 June 2018
Class of shares		SOL shares	SOLBE1 shares	Khanyisa shares	Khanyisa shares
Shares	Number	2 082 520	2 396 048	26 503 642	26 503 642
Weighted average fair value on grant date	Rand	481,50	370,00	66,48	66,48
Total IFRS expense	Rm	1 003	887	1 762	1 762
IFRS expense recognised for the year	Rm	334	294	324	—

(1)              The ESOP Tier 1 and 2 options outstanding have a weighted average remaining vesting period of 1,9 and 4,7 years. ESOP Tier 1 vests after 3 years and ESOP Tier 2 has a staggered vesting period, with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years.

(2)              The weighted average fair value price is derived from the Monte-Carlo option pricing model. The price will move closer to the strike price over the transaction period as certainty of dividends declared by SSA is expected to exceed outstanding vendor financing.

(3)              The estimated strike price value for Khanyisa Public and ESOP Tier 2 is R326,55 and represents the remaining vendor funding per share at 30 June 2019.

The SSA Khanyisa share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It was calculated using the following assumptions at grant date:

Average fair value Sasol Khanyisa options granted		2018
Model		Monte-Carlo
Risk-free interest rate	(%)	8,08
Expected volatility	(%)	28,49
Expected dividend yield	(%)	1,8 – 10,1

The risk-free rate for periods within the contractual term of the share rights is based on a zero-coupon Rand swap curve at the time of the grant.

The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol share price.

The dividend yields of the share rights granted is determined using the expected term structure of dividend yields on the underlying equity value over the life of the transaction.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgment, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

•               Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, US$/Rand exchange rates and pricing assumptions.

•             Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

•             Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the group, and are aligned to the WACC rates for the entity.

•             A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.

•             A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

35                                  Share-based payment reserve continued

35.2              Sasol Long-term Incentive Scheme

During September 2009, the group introduced the Sasol Long-term Incentive scheme (LTI). The objective of the LTI scheme is to provide qualifying employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of employees with the interest of shareholders. The LTI scheme allows certain senior employees to earn a long-term incentive amount linked to certain Corporate Performance Targets (CPTs). Allocations of the LTI are linked to the performance of both the group and the individual. The employer companies make a cash contribution to an independent service provider to enable this ownership plan.

On resignation, LTIs which have not yet vested will lapse. On death, retirement and retrenchment, the LTIs vest immediately, calculated to the extent that the CPTs are anticipated to be met, and are settled within 40 days from the date of termination. Accelerated vesting does not apply to top management. In November 2016, the scheme was converted from cash-settled to equity-settled. All the vesting conditions and all other terms and conditions of the scheme remain the same, including the standard vesting period of three years, with the exception of top management, who have a three and five year vesting period for 50% of the awards respectively.

The maximum number of shares issued under the equity-settled LTI scheme may not exceed 32,5 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

Movements in the number of incentives outstanding	Number of incentives	Weighted average fair value Rand
Balance at 30 June 2017	6 198 589	337,80
LTIs granted	2 626 268	376,73
LTIs vested	(1 868 963)	347,93
Effect of CPTs and LTIs forfeited	(159 406)	349,95
Balance at 30 June 2018	6 796 488	348,19
LTIs granted	2 089 674	555,86
LTIs vested	(1 600 899)	308,27
Effect of CPTs and LTIs forfeited	(665 666)	360,19
Balance at 30 June 2019*	6 619 597	422,20

*            The incentives outstanding as at 30 June 2019 have a weighted average remaining vesting period of 1,4 years. The exercise price of these options is Rnil.

	2019	2018
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	507,50	396,02

Average fair value of incentives granted		2019	2018
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate — Rand	(%)	6,90 – 7,87	6,98 – 7,34
Risk-free interest rate — US$	(%)	0,91 – 1,56	1,01 – 1,47
Expected volatility	(%)	26,17	24,73
Expected dividend yield	(%)	3,43	3,65
Expected forfeiture rate	(%)	5	5
Vesting period — top management		3/5 years	3/5 years
Vesting period — all other participants		3 years	3 years

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

35                                  Share-based payment reserve continued

35.3              The Sasol Inzalo share transaction

In September 2018 the Sasol Inzalo Public share transaction ended. Sasol repurchased 16 085 199 preferred ordinary shares from Sasol Inzalo Public Funding (RF) (Pty) Ltd at a purchase price for R542,11 per share. This repurchase enabled Sasol Inzalo Public Funding (RF) (Pty) Ltd to repay its external debt and declare a final distribution of R1,4 billion to participants.

On 4 June 2018 the Sasol Inzalo Employee share transaction ended. Sasol repurchased 25 231 686 Sasol Limited (SOL) shares held by the Sasol Inzalo Employee and Management Trusts at a nominal value of R0,01 per share. Consequently the relevant vested participants in the Inzalo Employee Schemes received no distribution of SOL Shares.

On 27 June 2018 the Sasol Inzalo Groups share transaction ended. Sasol repurchased 9 461 882 preferred ordinary shares from Sasol Inzalo Groups Funding (RF) (Pty) Ltd at a purchase price of R475,03 per share. This repurchase enabled Sasol Inzalo Groups Funding (RF) (Pty) Ltd to repay the external debt. No additional funds were available for distribution to Inzalo Groups participants.

The Sasol Inzalo Foundation (renamed to the Sasol Foundation), remains as an unencumbered shareholder of 9 461 882 shares in Sasol Limited as the Board approved that the repurchase right would not be exercised, and there was no recovery of the financing owed to Sasol by the Foundation. The Sasol Foundation continues to be consolidated by the group, and these shares therefore remain accounted for as treasury shares.

OTHER DISCLOSURES

Page

82           Other disclosures

•  Contingent liabilities

•  Leases and other commitments

•  Related party transactions

•  Subsequent events

•  Financial risk management and financial instruments

Other disclosures

36                        Contingent liabilities

36.1              Litigation

Claimed compensation for lung diseases — Sasol Mining (Pty) Ltd

On 2 April 2015, 22 plaintiffs (at that time 1 current and 21 former employees) instituted action against Sasol Mining (Pty) Ltd at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs inter alia allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996. All of which the plaintiffs allege, increased the risk for workers to contract coal dust related lung diseases. This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total plus interest. Two plaintiffs have since passed away and their claims have been formally withdrawn. The total amount of the claims is R67,2 million plus interest.

Sasol Mining is defending the claim. The merits of each single claim are not clear yet. There is also some uncertainty as to whether some of the claims have prescribed. Therefore it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2019.

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP at the Sasol One site in Sasolburg, a number of contractual claims have been instituted by some contractors who were involved in the construction and project management relating to this project.

Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. The Fluor SA (Pty) matter is still on-going.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed a total amount of R485,7 million plus interest. This dispute turns on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. In June 2015, Fluor referred the claim to adjudication. In September 2015, the adjudicator rejected Fluor’s entire claim. Thereafter, Fluor notified Sasol of its dissatisfaction with the outcome of the adjudication and Fluor’s intention to refer the matter to arbitration. The arbitration process commenced with Fluor filing its statement of claim during December 2016. Sasol filed two objections against the statement of claim which had the potential to dispose of the arbitration proceedings. The arbitrator, however, did not decide in favour of Sasol on the objection applications and dismissed the application with costs. The objections will still be raised as a special jurisdictional plea and will be filed with Sasol’s statement of defence during the arbitration process.

Fluor subsequently amended its claim, inter alia, by reducing the amount claimed from R485,7 million to R448 million excluding interest. On the 12th of March 2019 Fluor filed and served a further amendment to its statement of claim and an amended expert report in terms of which a further reduction in the quantum is being claimed. Fluor now claims an amount of R383,8 million (alternatively the amount of R406,6 million based on an alternative assessment of its claim). The amendment by Fluor resulted in the arbitration being postponed as Sasol’s experts will be required to deal with the revised expert report and we will be required to file an amendment to our statement of defence. The hearing of the matter is now only anticipated to commence in March 2020.

Sasol believes that Fluor’s original claim, including the amended claims are not justified. Accordingly, no provision was recognised at 30 June 2019.

Wetback Contracts (Pty) Ltd — FTWEP

The dispute regarding Wetback Contracts (Pty) Ltd was concluded during the year.

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

In October 2013, following the March 2013 decisions by NERSA (pursuant to the applications by Sasol Gas), seven of the customers of Sasol Gas (“customers”) brought a legal review application requesting the setting aside of the maximum price methodology used by NERSA in evaluating the maximum price application by Sasol Gas as well as maximum price decision and gas transmission tariff decision.  The basis of the challenge to the NERSA price decision is the allegation that the methodology used by NERSA to determine its approval of the maximum gas prices was unreasonable and irrational.

In October 2016 the High Court dismissed the review application The Applicants were subsequently granted consent to appeal this decision to the Supreme Court of Appeal (“SCA”).  On 10 May 2018 the SCA upheld the appeal by the Applicants.  NERSA and Sasol Gas each launched an application to the Constitutional Court (“CC”) to appeal the SCA decision.

Leave to appeal was granted and the matter was heard on 26 February 2019. On 15 July 2019 the CC handed down its decision. The Court upheld the appeal on the ruling by the SCA relating to the transmission tariffs and accordingly the NERSA transmission tariff decision was confirmed.

However, the court dismissed the remainder of the appeal.  The Court found that NERSA, in applying the basket of alternatives approach to determine the Maximum Gas Price for Sasol Gas, was irrational as it did not take into account a required material fact for making a rational decision. NERSA’s decision to approve maximum gas prices and a trading margin for Sasol Gas for the period 26 March 2014 to 30 June 2017 was therefore reviewed and set aside. In terms of the court order NERSA will have to consider the overturned decisions anew and decide on the approval of a new maximum gas price for Sasol.  In accordance with the rules of the regulator, NERSA will, in considering a new maximum gas price application by Sasol, follow a public participation process that will afford Sasol as well as the affected stakeholders and customers the opportunity to provide input into the decision to be made by NERSA.

If the new maximum gas price approved by NERSA for the period of the overturned decision is lower than the actual price charged to customers, then a retrospective liability may arise for Sasol Gas as a result.

36                        Contingent liabilities continued

It is not possible to determine at this time what the outcome of such a price decision by NERSA will be. Therefore, the likelihood of a future obligation cannot be determined currently and neither can an amount for such a possible obligation be reliably estimated.  Therefore, no provision has been raised at 30 June 2019.

Nhlapo and 941 others versus Sasol Mining (Pty) Ltd

During 2009, the applicants in this matter were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike and subsequently dismissed. The applicants are disputing their dismissal.  On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Sasol Mining filed an application for leave to appeal the judgement on 10 October 2019. Once the latter has been obtained the appeal will be heard by the Labour Appeal Court. This date has not been set. Management has applied judgement and believe that there is no present obligation in terms of IAS 37. No provision has been raised at 30 June 2019.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

36.2              Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

36.3              Environmental orders

Sasol’s environmental obligation accrued at 30 June 2019 was R18 742 million compared to R14 933 million at 30 June 2018. Included in this balance is an amount accrued of approximately R4 924 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

37                       Leases and other commitments

Operating leases — Minimum future lease payments

The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2019	2018
for the year ended 30 June	Rm	Rm
Property, plant and equipment
Within one year	2 276	2 068
One to five years	6 089	5 863
More than five years	15 716	15 344
Total minimum future lease payments	24 081	23 275

Included in operating leases is the following:

•                  The lease for the Sasol Corporate office building. The lease term is 20 years with an option to extend for a further five years. This is a significant lease for the group.

•                  The rental of a rail cars for our North American Operations. The lease period varies from 12 to 18 years with an option to extend for a further six years.

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

The group has contingent rentals in respect of operating leases that are linked to market related data such as inflation.

Finance leases — minimum future lease payments

The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but exclude purchase options.

37                       Leases and other commitments continued

	2019	2018
for the year ended 30 June	Rm	Rm
Within one year	1 207	1 171
One to five years	4 135	3 975
More than five years	20 138	19 586
Less amounts representing finance charges	(17 710)	(17 108)
Total minimum future lease payments	7 770	7 624

The group has contingent rentals in respect of finance leases.

Other commitments

	2019	2018
for the year ended 30 June	Rm	Rm
Water reticulation for Secunda Synfuels Operations
Within one year	173	171
One to five years	713	847
More than five years	1 416	1 798
	2 302	2 816

The water reticulation commitments of Secunda Synfuels Operations relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the agreement.

38                       Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 20.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the annual financial statements using the equity method for associates and joint ventures.

	2019	2018	2017
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	1 474	965	1 088
Purchases by subsidiaries from related parties
Joint ventures	718	671	617
Associates	95	88	120
	813	759	737

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC)/Prescribed Officers.

		Retirement	Other	Total	Total	Total
	Salary	funding	benefits	2019	2018(1)	2017(1)
	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	32 194	4 540	10 214	46 948	66 808	77 333

(1)	Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

38                       Related party transactions continued

Gains on Long-term incentives and Share Appreciation Rights for the Executive Directors’ and former Executive Director were as follows:

Share
	Long-term	appreciation
	incentive	rights, with
	rights	and without	Total	Total	Total
	vested(1)	CPTs exercised	2019	2018	2017
	R’000	R’000	R’000	R’000	R’000
Executive Directors	25 025	—	25 025	20 515	24 970

(1)	Long-term incentives for the 2019 financial year represent incentives approved on the group results for the 2019 financial year, payable in the 2020 financial year.

Remuneration and benefits paid and short-term incentives approved for the Prescribed Officers were as follows:

		Retirement	Other	Total	Total	Total
	Salary	funding	benefits	2019	2018(1)	2017(1)
	R’000	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	49 335	6 373	11 780	67 488	89 007	70 949
Number of Prescribed Officers				8	8	7

(1)	Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Prescribed Officers were as follows:

Share
	Long-term	appreciation
	incentive	rights, with
	rights	and without	Total	Total	Total
	vested(1)	CPTs exercised	2019	2018	2017
	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	19 628	48 931	68 559	44 962	23 807

(1)	Long-term incentives for the 2019 financial year represent incentives approved on the group results for the 2019 financial year, payable in the 2020 financial year.

The total IFRS2 charge for Executive Directors and the Prescribed Officers in 2019 amounted to R32 million and R20 million, respectively.

Non-executive Directors’ emoluments for the year was as follows:

				Ad Hoc
				Special
	Board	Lead		Board —
	meeting	Director	Committee	Committee	Total	Total	Total
	fees	fees	fees	Meeting	2019	2018	2017
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Non-executive Directors	24 498	387	7 372	198	32 455	27 823	23 079

39                       Subsequent events

In May 2019, the Board commissioned an independent review into the circumstances that may have delayed the prompt identification and reporting of the LCCP cost and schedule overruns. The report from the Board Review is complete and the Board considered the findings and appropriate steps arising from these.

Sasol and Huntsman Corporation signed a definitive agreement for Sasol to dispose of our 50% equity interest in the Sasol-Huntsman maleic anhydride joint venture. The transaction closed on 30 September 2019. Refer to note 11.

During 2009, 942 employees of Sasol Mining (Pty) Ltd were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike and they were subsequently dismissed. The applicants are disputing their dismissal. On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Refer to note 36.

40                       Financial risk management and financial instruments

Financial instruments overview

The following table summarises the group’s classification of financial instruments.

		Carrying value
		At fair value through profit and loss	Designated at fair value through other comprehensive income	Amortised cost	Fair value
	Note	Rm	Rm	Rm	Rm
2019
Financial assets
Investments in listed securities		—	830	—	830
Investments in unlisted securities		—	393	—	393
Other long-term investments		—	—	25	25
Long-term receivables	19	—	—	5 582	5 582
Long- and short-term financial assets		645	—	—	645
Trade and other receivables**	24	—	—	25 611	25 611	*
Cash and cash equivalents*	27	—	—	15 877	15 877	*
Financial liabilities
Listed long-term debt (Bonds issued)+	16	—	—	46 060	49 421
Unlisted long-term debt+	16	—	—	91 279	91 777
Short-term debt and bank overdraft		—	—	1 297	1 297	*
Long- and short-term financial liabilities		2 205	—	—	2 205
Trade and other payables+	25	—	—	28 501	28 501	*

Measurement principles under IFRS 9 remained the same to those previously applied except for investment in unlisted securities that are measured at fair value through other comprehensive income compared to being measured at cost under IAS 39. The cost under IAS 39 was R244 million at 30 June 2018. Both the listed and unlisted investment in securities were classified as available for sale under IAS 39. Refer to note 1 for transition approach.

		Carrying value
		At fair value through profit and loss	Available- for-sale	Amortised cost	Held-to- maturity	Fair value
	Note	Rm	Rm	Rm	Rm	Rm
2018
Financial assets
Investments in listed securities		—	682	—	—	682
Investments in unlisted securities		—	244	—	—	244
Other long-term investments		—	—	—	25	25
Long-term receivables	19	—	—	3 824	—	3 824
Long- and short-term financial assets		1 827	—	—	—	1 827
Trade and other receivables**		—	—	26 648	—	26 648	*
Cash and cash equivalents	27	—	—	17 128	—	17 128	*
Financial liabilities
Listed long-term debt (Bonds issued)+	16	—	—	13 704	—	13 345
Unlisted long-term debt+	16	—	—	95 750	—	95 984
Short-term debt and bank overdraft		—	—	2 035	—	2 035	*
Long- and short-term financial liabilities		2 059	—	—	—	2 059
Trade and other payables+	25	—	—	26 518	—	26 518	*

*	The fair value of these instruments approximates carrying value, due to their short-term nature.
**	Trade and other receivables includes employee-related and insurance-related receivables.
+	Includes unamortised loan costs.

40                       Financial risk management and financial instruments continued

40.1              Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Hedging and Digital Committee that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The group has a central treasury function that manages the financial risks relating to the group’s operations.

Capital allocation

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The group’s targeted gearing ratio has been lifted to 60% until 2021 and thereafter will be managed down to the long-term target of between 20% and 40%. Gearing takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2019 is 56,3% (2018 – 42,2%;  2017 – 26,4%).

Financing risk

Financing risk refers to the risk that financing of the group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

To achieve and keep an optimal capital structure, the group aims to maintain a stable long-term investment grade credit rating, recognising that Sasol, like all South African domiciled entities, is constrained (but not necessarily capped) by the South African sovereign rating. In November 2017 S&P downgraded South Africa’s sovereign credit rating from BB+ investment grade to BB with a stable outlook. In December 2018, S&P affirmed Sasol’s rating at BBB-/A-3 with a stable outlook.

In May 2019 Moody’s Investors Service affirmed Sasol Limited’s long-term issuer rating at Baa3, however changed the outlook from stable to negative. The national issuer scale rating changed from Aaa.za to Aa1.za.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when based on the forward available information it is highly probably that the customer will service its debt in accordance to the agreement throughout the period.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The group maximum exposure is the outstanding carrying amount of the financial asset.

For all financial assets measured at amortised cost, the group calculates the expected credit loss based on contractual payment terms of the asset. The contractual payment terms for receivables vary from 30 days to 120 days. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy.

40                                  Financial risk management and financial instruments continued

Expected credit loss is calculated as a function of probability of default, loss given default and exposure at default. The group allocate probability of default based on the external and internal information. The major portion of the financial assets at amortised cost consist of externally rated customers and the group uses the average of Moody’s, Fitch and S&P Corporate and Sovereign probability of defaults, depending on whether the customer or holder of the financial asset is corporate or government related. For customers or debtors that are not rated by the rating agency, the group allocate internal credit ratings and default rates taking into account forward looking information, based on the, debtors profile and financial status. Loss given default is based on the Basel model. The Basel model assumes 35% loss given default for secured financial assets and 45% for unsecured financial assets. Credit enhancement is only taken into account if it is integral to the asset. Trade receivables expected credit loss is calculated over lifetime. Other financial assets expected credit loss is measured over 12 months when the credit risk is low and over lifetime where the credit risk has increased. Credit risk is deemed to have increases when the payment is 30 days overdue and the customer have defaulted, indicating that their inability to honor the debt.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2019, 2018 and 2017. Approximately 50% (2018 – 49%; 2017 – 48%) of the group’s total turnover is generated from sales within South Africa, while about 22% (2018 – 24%; 2017 – 22%) relates to European sales and 14% (2018 – 13%; 2017 – 13%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

Detail of allowances for credit losses:

		2019			2018
	Life time	12 months	Deductions	Expected credit loss	Impairment
	Rm	Rm	Rm	Rm	Rm
Long-term receivables	211	—	—	211	38
Trade receivables	225	—	—	225	199
Other receivables	204	24	—	228	228
	640	24	—	664	465

Overview of the credit risk profile of financial assets measured at amortised cost is as follows:

2019
%
AAA to A-	85
BBB to B-	8
CCC+ and - below	7

An amount of R465 million has been recognised under IAS 39 as at 30 June 2018. During 2019 additional net impairments of R199 million were recognised.

The effect of the change was inconsequential on Sasol’s accounting as the expected loss basis is not significantly different from the stringent debtor management policies currently applied by Sasol, and therefore no transition adjustment is presented.

Expected credit loss (in both long-term receivables and trade receivables) mainly relate to exposure to Mozambique.

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due.

How we manage the risk

The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive liquidity position, conserving the group’s cash resources through continued focus on working capital improvement, cost savings and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities.

The group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group currently has sufficient undrawn borrowing facilities, which could be utilised to settle obligations and is planning for additional facilities to manage the finalisation of the LCCP. Refer to note 16.

40                       Financial risk management and financial instruments continued

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2019
Financial assets
Non-derivative instruments
Long-term receivables	19	5 582	—	4 203	1 379
Trade and other receivables	24	25 611	25 611	—	—
Cash and cash equivalents (excluding restricted cash)		13 397	13 397	—	—
Investments through other comprehensive income		1 223	680	543	—
Other long-term investments		25	—	25	—
		45 838	39 688	4 771	1 379
Derivative instruments
Foreign exchange contracts		2 161	2 161	—	—
Interest rate swap		15	—	8	7
Zero cost collar		582	582	—	—
Ethane swaps		2	2	—	—
Other commodity derivatives		31	31	—	—
		48 629	42 464	4 779	1 386
Financial liabilities
Non-derivative instruments
Long-term debt***	16	(183 445)	(8 232)	(138 453)	(36 760)
Short-term debt	16	(1 239)	(1 239)	—	—
Trade and other payables	25	(28 501)	(28 501)	—	—
Bank overdraft	27	(58)	(58)	—	—
Financial guarantees**		(1 326)	(1 326)	—	—
		(214 569)	(39 356)	(138 453)	(36 760)
Derivative instruments
Foreign exchange contracts		(2 190)	(2 190)	—	—
Interest rate swap		(1 488)	(213)	(1 029)	(246)
Zero cost collar		(3)	(3)	—	—
Ethane swaps		(456)	(456)	—	—
Crude oil futures		(27)	(27)	—	—
Other commodity derivatives		(10)	(10)	—	—
		(218 743)	(42 255)	(139 482)	(37 006)

*	Contractual cash flows include interest payments.
**	Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.
***	Of the amounts due in one to five years, R131 billion relates to the repayment of the bonds, the revolving credit facility and the term loan.

40                       Financial risk management and financial instruments continued

		Contractual	Within	One to	More than
		cash flows*	one year	five years	five years
	Note	Rm	Rm	Rm	Rm
2018
Financial assets
Non-derivative instruments
Long-term receivables	19	3 786	—	1 586	2 200
Trade and other receivables	24	26 648	26 648	—	—
Cash and cash equivalents (excluding restricted cash)	27	15 148	15 148	—	—
Investments available-for-sale		926	926	—	—
Investments held-to-maturity		25	—	25	—
		46 533	42 722	1 611	2 200
Derivative instruments
Foreign exchange contracts		1 214	1 214	—	—
Interest rate swap		246	—	—	246
Zero cost collar		979	979	—	—
Crude oil options		482	482	—	—
Ethane swaps		33	33	—	—
		49 487	45 430	1 611	2 446
Financial liabilities
Non-derivative instruments
Long-term debt	16	(139 294)	(16 612)	(86 415)	(36 267)
Short-term debt	16	(1 946)	(1 946)	—	—
Trade and other payables	25	(26 518)	(26 518)	—	—
Bank overdraft	27	(89)	(89)	—	—
Financial guarantees**		(1 539)	(1 539)	—	—
		(169 386)	(46 704)	(86 415)	(36 267)
Derivative instruments
Foreign exchange contracts		(1 217)	(1 217)	—	—
Coal swaps		(414)	(414)	—	—
Zero cost collar		(1 317)	(1 317)	—	—
Crude oil futures		(91)	(91)	—	—
		(172 425)	(49 743)	(86 415)	(36 267)

*	Contractual cash flows include interest payments.
**	Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

Our Hedging and Digital Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the group’s hedging policy and financing policies and the selective use of various derivatives.

40                       Financial risk management and financial instruments continued

Our exposure to and assessment of the risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The group uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Foreign exchange contracts

Foreign exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports). Other transactions hedged include certain intercompany loans which expose the group to foreign currency risk.

A number of FECs were entered into during the year and classified as held for trading. FECs are also utilised in the group in cash flow hedge relationships. FECs taken out to hedge exposure to fluctuations in the rand/US$ exchange rate were held over a total notional amount of Rnil million at 30 June 2019 (2018 — R33 million (US$nil; EUR2,1 million)).

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2019	2018	2019	2018
	Rand	Rand	Rand	Rand
Rand/Euro	16,19	15,34	16,01	16,04
Rand/US dollar	14,20	12,85	14,08	13,73

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2019		2018
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Trade and other receivables	515	2 375	586	2 500
Cash and cash equivalents	1 470	1 256	2 257	1 452
Net exposure on assets	1 985	3 631	2 843	3 952
Long-term debt	(122)	(1 851)	(153)	(1 651)
Short-term debt	—	—	—	(23)
Trade and other payables	(186)	(1 077)	(128)	(1 248)
Net exposure on liabilities	(308)	(2 928)	(281)	(2 922)
Exposure on external balances	1 677	703	2 562	1 030
Net exposure on balances between group companies*	(1 135)	(22 132)	(2 391)	9 584
Total net exposure	542	(21 429)	171	10 614

*	The US$ increase relates to additional funding provided to the LCCP by Sasol Financing International.

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the group is excluded from the information provided.

A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2018.

40                       Financial risk management and financial instruments continued

	2019		2018
		Income		Income
	Equity	statement	Equity	statement
	Rm	Rm	Rm	Rm
Euro	54	54	17	17
US dollar	(2 143)	(2 143)	1 053	1 053

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio.  In some cases, we may also use other interest rate derivatives, which enables us to mitigate the risks associated with this exposure.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Our exposure to and assessment of the risk

The group has exposure to the US dollar London Interbank Overnight Rate (LIBOR) through various instruments, including term loans and revolving credit facilities. In 2015, we entered into an interest rate swap for US$1,95 billion to convert variable LIBOR exposure to a fixed rate. It was designated as the hedging instrument in a cash flow hedge. The swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced. This ended the hedge relationship with hedge accounting discontinued. The swap continues to be an economic hedge that cover a portion of the group’s exposure to the LIBOR and we will redesignate the swap as a hedging instrument in a cash flow hedge in financial year 2020.

Developments in respect of the proposed reform of the US dollar LIBOR and the impact thereof on our LIBOR linked debt facilities and interest rate swap are actively monitored. Changes to the interest rate benchmark will be considered in conjunction with the surrounding facts and circumstances at the time and appropriate changes and resetting of rates with counterparties will be negotiated and agreed.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2019	2018
	Rm	Rm
Variable rate instruments
Financial assets	16 663	18 657
Financial liabilities	(54 542)	(58 908)
	(37 879)	(40 251)
Fixed rate instruments
Financial assets	197	97
Financial liabilities	(83 151)	(51 144)
	(82 954)	(51 047)
Interest profile (variable: fixed rate as a percentage of total financial assets)	99:1	99:1
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	40:60	54:46

40                       Financial risk management and financial instruments continued

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2019. The sensitivity has been calculated including consideration of the effect of existing interest rate swap derivative instruments. Interest is recognised in the income statement using the effective interest rate method. With the swap to be designated as a hedge instrument in financial year 2020, the cash flow hedge reserve will be reclassified to profit and loss on a similar basis. Currently the total notional exposure hedged under the swap is US$1,95 billion (2018 — US$2,00 billion).

Income statement – 1% increase

			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2019	27	15	(433)	12
30 June 2018	(66)	6	(362)	18

Income statement – 1% decrease

			United States
	South Africa	Europe*	of America*	Other*
	Rm	Rm	Rm	Rm
30 June 2019	(27)	(15)	433	(12)
30 June 2018	66	(6)	362	(18)

*

A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not considered reasonably possible that the repo interest rates will decrease below 0%.

	Average fixed rate %	Expiry	Fair value loss recognised in other comprehensive income 2019 Rm	Fair value loss recognised in other comprehensive income 2018 Rm	Recognised in profit and loss 2019 Rm	Recognised in profit and loss 2018 Rm
Interest rate swap derivatives
US$ — pay fixed rate receive floating rate
North America**	2,78	December 2026	(285)	(950)	(1 485)	52
Mozambique	2,80	February 2030	—	—	10	—

**

The interest rate swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced. This ended the hedge relationship with hedge accounting discontinued. A loss of R1 400 million was recognised in other comprehensive income on the revaluation of the cash flow hedge that was offset by a gain of R1 115 million on the reclassification of the swap to profit and loss on termination of the hedge relationship. We will redesignate the swap as a hedging instrument in a cash flow hedge in financial year 2020.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

Crude oil, ethane and coal price

The group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales, ethane purchases and export coal sales. The group entered into hedging contracts which provide downside protection against decreases in commodity prices.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including were chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

40                       Financial risk management and financial instruments continued

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2019	2018
	US$	US$
High	86,16	80,29
Average	68,63	63,62
Low	50,21	46,53

The following futures were in place at 30 June:

	Contract amount	Fair value	Within one year	Contract amount	Fair value	Within one year
	2019	2019	2019	2018	2018	2018
	Rm	Rm	Rm	Rm	Rm	Rm
Crude oil futures	1 521	(27)	(27)	2 792	(91)	(91)
Other commodity derivatives	254	21	21	—	—	—

Sensitivity analysis

A 10% increase of the commodity prices at 30 June would have increased the fair value losses recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. This calculation has been performed on the same basis for 2018.

	2019	2018
	Rm	Rm
Crude oil	(193)	(153)

Sensitivity analysis

A 10% decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Summary of our derivatives

In the normal course of business, the group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates, and commodity prices Derivative instruments used by the group in hedging activities include swaps, options, forwards and other similar types of instruments.

	2019	2018	2017
Income statement impact	Rm	Rm	Rm
Financial instruments
Net (loss)/gain on derivative instruments
Foreign exchange contracts (losses)/gains	(794)	121	(1 107)
Put option crude oil derivatives	(498)	(3 303)	(237)
Zero cost collar foreign exchange derivatives	323	936	1 608
Crude oil futures	265	(687)	277
Coal swaps	91	(1 024)	94
Ethane swaps	(462)	29	—
Interest rate swaps	(1 475)	52	14
Other forex derivative	85	—	—
	(2 465)	(3 876)	649

40                       Financial risk management and financial instruments continued

Statement of financial position impact

	2019	2018
	Rm	Rm
Financial instrument
Derivative financial assets
Foreign exchange contracts	15	42
Zero cost collar	582	979
Crude oil options	—	482
Interest rate swaps	15	291
Ethane swaps	2	33
Other commodity derivatives	31	—
	645	1 827
Derivative financial liabilities
Foreign exchange contracts	(44)	(45)
Coal swaps	—	(414)
Crude oil futures	(27)	(91)
Zero cost collar	(3)	(1 317)
Interest rate swaps	(1 488)	(45)
Ethane swaps	(456)	—
Other commodity derivatives	(10)	—
	(2 028)	(1 912)
Non-derivative financial liabilities
Financial guarantees	(177)	(147)
	(2 205)	(2 059)

Derivatives designated in the hedge relationships

The group has exposure to the US dollar LIBOR through various instruments, including term loans and revolving credit facilities. In 2015, we entered into an interest rate swap for US$1,95 billion to convert variable LIBOR exposure to a fixed rate. It was designated as the hedging instrument in a cash flow hedge. The swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced. This ended the hedge relationship with hedge accounting discontinued. The swap continues to cover a portion of the group’s exposure to the LIBOR and we will redesignate the swap as a hedging instrument in a cash flow hedge in financial year 2020.

The other derivatives within the group are economic hedges to our exposure to the rand/US$ exchange rates and commodity prices that have not been classified as cash flow hedges.

	Fair value of assets/ (liabilities)	Fair value of assets/ (liabilities)
	2019	2018
	Rm	Rm
Interest rate swap derivatives — held for trading (2018 — cash flow hedge)	(1 473)	246

	Fair value	Fair value	Fair value	Fair value		Contract/	Contract/
	of assets	of assets	of liabilities	of liabilities		Notional	Notional
	2019	2018	2019	2018		amount*	amount*
	Rm	Rm	Rm	Rm		2019	2018
Derivatives held for trading
Foreign exchange contracts	15	42	(44)	(45)	US$m	146	226
Crude oil futures	—	—	(27)	(91)	US$m	92	194
	15	42	(71)	(136)

*    The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

40                       Financial risk management and financial instruments continued

In addition to foreign exchange contract utilised in normal operating activities, the following derivatives were entered into to mitigate the risks associated with the crude oil price, the rand/US$ exchange rate, ethane price and the coal price.

		2019	2018
Brent crude oil — Put options
Premium paid	US$m	—	207
Number of barrels	million	48	98
Open positions	million	—	48
Settled	million	48	50
Average Brent crude oil price floor, net of costs (open positions)	US$/bbl	—	53,36
Realised losses recognised in the income statement	Rm	(1 857)	(1 605)
Unrealised (losses)/gains recognised in the income statement	Rm	1 359	(1 698)
Amount included in the statement of financial position	Rm	—	482

Rand/US$ currency — Zero-cost collar instruments
US$ exposure — open positions	US$bn	4	4
Annual average floor	R/US$	13,84	13,14
Annual average cap	R/US$	16,63	15,14
Realised (losses)/gains recognised in the income statement	Rm	(610)	2 772
Unrealised gains/(losses) recognised in the income statement	Rm	933	(1 836)
Amount included in the statement of financial position	Rm	579	(338)

Export coal — Swap options
Number of tons	million	1,40	4,20
Open positions	million	—	1,40
Settled	million	1,40	2,80
Average coal swap price (open positions)	US$/ton	—	81,82
Realised losses recognised in the income statement	Rm	(337)	(618)
Unrealised gains/(losses) recognised in the income statement	Rm	428	(406)
Amount included in the statement of financial position	Rm	—	(414)

Ethane — Swap options
Number of barrels	million	16,00	5,80
Open positions	million	12,50	3,50
Settled	million	3,50	2,30
Average ethane swap price (open positions)	US$ c/gal	28	27
Realised gains/(losses) recognised in the income statement	Rm	29	(1)
Unrealised (losses)/gains recognised in the income statement	Rm	(491)	30
Amount included in the statement of financial position	Rm	(454)	33

40                       Financial risk management and financial instruments continued

Sensitivity analysis

The fair value of significant derivatives held for trading is impacted by a number of market observable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes:

		Volatility		Commodity price		Rand/US$	US$ Libor curve
				+USD 2	-USD 2
30 June 2019		+2%	-2%	c/gal	c/gal	-R1/US$*	+0,5%	-0,5%
Ethane swap	Rm	90	(82)	146	(146)
Zero-cost collar	Rm	115	(125)			2 495
Interest rate swap	Rm						754	(748)

		Volatility		Commodity price		Rand/US$	US$ Libor curve
30 June 2018		+2%	-2%	+USD 2/bbl	-USD 2/bbl	-R1/US$*	+0,5%	-0,5%
Crude oil options	Rm	88	(80)	(68)	81
Zero-cost collar	Rm	27	(22)			2 731
Interest rate swap	Rm						866	(865)

*            A weakening of the Rand/US$ spot exchange rate of R2,55, will likely result in the spot price falling within the corridor of the cap and floor rates of the zero-cost collars. No gain or loss will be made if these derivatives are settled at a spot price between the cap and floor.  The exchange rate would have to weaken by at least R2,55/US$, up to the cap of R16,63, before losses are incurred on the derivatives.

40.2              Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1     Quoted prices in active markets for identical assets or liabilities.

Level 2     Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3     Inputs for the asset or liability that are unobservable.

40                       Financial risk management and financial instruments continued

	Fair value			Fair value
	30 June			hierarchy
Financial instrument	2019	Valuation method	Significant inputs	of inputs
Financial assets
Investments in listed securities	830	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	393	Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

				Level 3
Other long-term investments	25	Discounted cash flow	Market related interest rates.	Level 3
Long-term receivables	5 582	Discounted cash flow	Market related interest rates.	Level 3
Derivative assets	645	Forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, coal prices, crude oil prices	Level 2
Trade and other receivables	25 611	Discounted cash flow	Market related interest rates.	Level 3	*
Cash and cash equivalents	15 877	**	**	Level 1	**
Financial liabilities
Listed long-term debt	49 421	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	91 777	Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	1 297	Discounted cash flow	Market related interest rates	Level 3	*
Derivative liabilities	2 205	Discounted net cash flows, using a swap curve to infer the future floating cash flows, forward rate interpolator model, discounted expected cash flows, numerical approximation	US$Overnight Indexed Swap (OIS) curve, recovery probabilities, forward exchange contracted rates, coal prices, market foreign exchange rates	Level 2
Trade and other payables	28 501	Discounted cash flow	Market related interest rates	Level 3	*

*            The fair value of these instruments approximates their carrying value, due to their short-term nature.

**     The carrying value of cash is considered to reflect its fair value.